THE REAL BROKERAGE INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE
HELD ON MAY 29, 2026

DATED APRIL 2, 2026

THE REAL BROKERAGE INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

FRIDAY, MAY 29, 2026

TAKE NOTICE THAT an Annual General Meeting (the "Meeting") of the shareholders of The Real Brokerage Inc. (the "Company") will be held on Friday, May 29, 2026 at 9:00 a.m. ET. This year's Meeting will be a virtual meeting of shareholders. You will be able to attend the Meeting, vote and submit your questions during the Meeting via live webcast by visiting www.virtualshareholdermeeting.com/REAX2026.  Prior to the Meeting, you will be able to vote (i) at www.proxyvote.com, (ii) by telephone at 1-800-474-7493 (English) or 1-800-474-7501 (French); or (iii) by completing, signing and returning the enclosed form of proxy or voting instruction form, as applicable, in the envelope provided.

The Meeting will be held for the following purposes:

1. to receive the audited financial statements of the Company for the year end dated December 31, 2025 and the accompanying report of the auditors;

2. to fix the number of directors of the Company at nine (9);

3. to elect the directors of the Company to serve until the close of the next annual general meeting of shareholders of the Company or until their successors are elected or appointed;

4. to re-appoint auditors of the Company for the ensuing year, as more fully described in the management information circular (the "Management Information Circular") accompanying this Notice;

5. to transact such other business as may be properly brought before the Meeting or any postponement or adjournment thereof.

Information relating to the items above is set forth in the Management Information Circular.

Only shareholders of record as of April 2, 2026 (the "Record Date"), are entitled to notice of the Meeting and to vote at the Meeting and at any adjournment or postponement thereof.

Notice-and-Access

The Company has elected to use for the Meeting the notice-and-access provisions under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") and National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102" and together with NI 54-101, the "Notice-and-Access Provisions") of the Canadian Securities Administrators. The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to shareholders by allowing the Company to post its Management Information Circular and any additional materials online.

The Management Information Circular and all additional materials have been posted in full on the Company's website at https://investors.onereal.com/events-presentations, and under the Company's System for Electronic Document Analysis and Retrieval+ ("SEDAR+") profile at www.sedarplus.com, instead of printing and mailing out paper copies. All shareholders of record as of the Record Date will receive a notice and access notification containing instructions on how to access the Management Information Circular and all additional materials.

Voting by Proxy

To participate in the Meeting, registered shareholders and duly appointed proxyholders will need to visit www.virtualshareholdermeeting.com/REAX2026 and log-in using the 16-digit control number included either on your proxy form (the "Instrument of Proxy") or voting instruction form ("VIF"), as applicable. The Meeting platform is fully supported across browsers and devices running the most updated version of applicable software plugins. You should ensure you have a strong, preferably high‐speed, internet connection wherever you intend to participate in the Meeting. The Meeting will begin promptly at 9:00 a.m. ET on Friday, May 29, 2026. Online check‐in will begin starting 15 minutes prior, at 8:45 a.m. ET. You should allow ample time for online check‐in procedures. If you encounter any difficulties accessing the virtual meeting during the check‐in or Meeting time, please call the technical support number that will be posted on the virtual shareholder meeting log in page. The webcast Meeting allows registered holders and duly appointed proxyholders to attend the Meeting live, submit questions and vote while the Meeting is being held if you have not done so in advance of the Meeting.

Guests will be able to attend the Meeting through the live webcast only by joining the webcast as a guest at www.virtualshareholdermeeting.com/REAX2026. Guests will not be able to submit questions or vote.

If you are not a registered shareholder and receive these materials through your broker or through another intermediary, please complete and return the voting instruction form in accordance with the instructions provided to you by your broker or by the other intermediary.

It is desirable that as many shareholders holding common shares of the Company as possible be represented at the Meeting. If you do not expect to attend and would like your common shares represented, please complete the enclosed Instrument of Proxy or VIF and return it as soon as possible in the envelope provided for that purpose. To be valid, all Instruments of Proxy and VIFs must be deposited at the office of Broadridge at Data Processing Centre, P.O. Box 3700 STN Industrial Park, Markham, ON, L3R 5S5 not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or any postponement or adjournment thereof. Late Instruments of Proxy may be accepted or rejected by the Chair of the Meeting in the Chair's discretion and the Chair is under no obligation to accept or reject any particular late Instruments of Proxy or VIF.

DATED at Vancouver, British Columbia this 2nd day of April, 2026.

By order of the Board of Directors of The Real Brokerage Inc.

Signed "Tamir Poleg"
Tamir Poleg
Chief Executive Officer and Director

THE REAL BROKERAGE INC.

MANAGEMENT INFORMATION CIRCULAR

DATED April 2, 2026

-i-

TABLE OF CONTENTS
(continued)

-ii-

GLOSSARY OF DEFINED TERMS

The following is a glossary of certain terms used in this Circular. Where the context requires, the below terms include both their plural and singular forms, and the below terms implying a gender includes all genders.

"Amended and Restated Omnibus Incentive Plan" means the amended and restated omnibus incentive plan of the Company as approved by the Board and as ratified by Shareholders at the Company's annual general meeting held on June 9, 2023.

"Annual Information Form" means the Annual Information Form of the Company dated March 4, 2026, filed on www.sedarplus.com on March 4, 2026.

"Articles" means the articles of the Company.

"Audit Committee" means the audit committee of the Board.

"Award" means a grant of an Option or an RSU pursuant to a Securities-Based Compensation Arrangement.

"BCBCA" means the Business Corporations Act (British Columbia), as amended.

"Beneficial Ownership Requirement" has the meaning ascribed to it in the Investor Rights Agreement.

"Beneficial Shareholders" has the meaning ascribed to it under Appointment and Revocation of Proxies.

"BFS" or "Broadridge" has the meaning ascribed to it under Appointment and Revocation of Proxies.

"Board" means the board of directors of the Company.

"CEO" means Chief Executive Officer of the Company.

"CFO" means Chief Financial Officer of the Company.

"Change in Control" has the meaning ascribed to it under Compensation Discussion and Analysis.

"Circular" or "Management Information Circular" means this management information circular of the Company dated April 2, 2026 and all documents attached to or incorporated by reference into the management information circular.

"Clawback Policy" means the Company's Policy Regarding Recovery of Erroneously Awarded Compensation.

"Code" has the meaning ascribed to it under Statement of Corporate Governance Practices.

"Common Shares" means the common shares in the authorized share structure of the Company.

"Company" means The Real Brokerage Inc., a company existing under the laws of the BCBCA.

"Compensation Committee" means the compensation committee of the Board.

"Corporate Disclosure Policy" has the meaning ascribed to it under Statement of Corporate Governance Practices.

"ET" means Eastern Time.

"Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended from time to time, including the rules and regulations thereunder and any successor provisions, rules and regulations thereto.

"Guarantors" has the meaning ascribed to it under Particulars of Matters to be Acted Upon - Election of Directors - Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions.

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"Indemnity and Guarantee" has the meaning ascribed to it under Particulars of Matters to be Acted Upon - Election of Directors - Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions.

"Insider" means insider as defined in the Securities Act (British Columbia), RSBC 1996, c.418, or other securities legislation applicable to the Company.

"Insight Partners" means certain funds affiliated with Insight Holdings Group, LLC, in particular Insight Partners XI, L.P.; Insight Partners (Cayman) XI, L.P.; Insight Partners XI (Co-Investors), L.P.; Insight Partners XI (Co-Investors) (B), L.P.; Insight Partners (Delaware) XI, L.P.; and Insight Partners (EU) XI, S.C.Sp.

"Instrument of Proxy" means the form of proxy for use by Shareholders to vote at the Meeting.

"Investor Director Designee" means the appointed director to the Board by Insight Partners pursuant to the Investor Rights Agreement.

"Investor Rights Agreement" means the agreement between the Company, Real Pipe, LLC and Insight Partners dated December 2, 2020.

"ISOs" means incentive stock options.

"MD&A" has the meaning ascribed to it under Additional Information.

"Meeting" means the Annual General Meeting of the Shareholders of the Company to be held on May 29, 2026, and any adjournment or postponement thereof.

"Nasdaq" means the Nasdaq Capital Market.

"NEOs" has the meaning given to it under Compensation Discussion and Analysis.

"NI 51-102" means National Instrument 51-102 - Continuous Disclosure Obligations.

"NI 52-110" means National Instrument 52-110 - Audit Committees.

"NI 54-101" means National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer.

"NI 58-101" means National Instrument 58-101 - Disclosure of Corporate Governance Practices.

"Nominating and Corporate Governance Committee" means the nominating and corporate governance committee of the Board.

"Notice" means the notice of the Meeting accompanying the Circular.

"NP 58-201" means National Policy 58-201 - Corporate Governance Guidelines.

"NQSOs" means non-qualified stock options.

"Omnibus Incentive Plan" means the omnibus incentive plan of the Company as approved by the Board and as ratified by Shareholders at the Company's annual general meeting held on June 13, 2022.

"Optimum" has the meaning ascribed to it under Particulars of Matters to be Acted Upon - Election of Directors - Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions.

"Options" means stock options of the Company.

"Participant" means an eligible employee, director, or consultant of the Company or a subsidiary (or in the case of a consultant, also of a related entity) to whom Awards are granted pursuant to a Securities-Based Compensation Arrangement.

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"Record Date" means April 2, 2026.

"RSAs" means restricted stock awards.

"RSU Plan" means the restricted share unit plan of the Company as approved by the Board and as ratified by Shareholders at the Company's annual general meeting held on August 20, 2020.

"RSUs" means restricted share units.

"SARs" means stock appreciation rights.

"SEC" means the U.S. Securities and Exchange Commission.

"Securities Based Compensation Arrangement" means the Stock Option Plan, the RSU Plan, the Omnibus Incentive Plan and the Amended and Restated Omnibus Incentive Plan.

"Shareholders" means the holders of the Common Shares.

"Stock Option Plan" means the Stock Option Plan of the Company as approved by the Board and as ratified by the Shareholders at the annual and special general meeting of Shareholders held on August 20, 2020.

"Stock Trading Policy" has the meaning ascribed to it under Statement of Corporate Governance Practices.

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THE REAL BROKERAGE INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Management Information Circular is provided in connection with the solicitation of proxies by management of The Real Brokerage Inc. for use at the Meeting. The Meeting will be held virtually on Friday, May 29, 2026 at 9:00 a.m. ET at www.virtualshareholdermeeting.com/REAX2026 or a place to which the Meeting may be adjourned, for the purposes set forth in the Notice.

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, facsimile or other means of electronic communication. In accordance with NI 54-101, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Common Shares held of record and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in doing so. The costs thereof will be borne by the Company.

These Shareholder materials are being sent to both registered and non-registered owners of the Common Shares. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings or securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding Common Shares on your behalf.

The Company will be mailing the notice package to non-objecting Beneficial Shareholders directly with the assistance of Broadridge and will pay for intermediaries to deliver proxy-related materials to objecting Beneficial Shareholders.

Accompanying this Management Information Circular (and filed with applicable securities regulatory authorities) is the Instrument of Proxy or voting instruction form for use at the Meeting. Each Shareholder who is entitled to attend the Meeting is encouraged to participate in the Meeting and Shareholders are urged to vote, at the meeting or by proxy, on the matters to be considered.

Unless otherwise stated, the information contained in this Management Information Circular is given as of April 2, 2026.

All time references in this Management Information Circular are in Eastern Time (ET).

References in this Circular to "we", "us", "our" and similar terms, as well as references to "Real", or the "Company", refer to The Real Brokerage Inc.

Forward Looking Information

Certain statements in this Circular constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws (together, "forward-looking information"). The words "scheduled", "may", "will", "would", "should", "could", "expects", "plans", "intends", "trends", "indications", "anticipates", "believes", "estimates", "predicts", "likely" or "potential" or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking information.

Forward-looking information is based on estimates and assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate and reasonable in the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct or that the Company's business guidance, objectives, plans and strategic priorities will be achieved.

Many factors could cause the Company's actual results to differ materially from those expressed or implied by forward-looking information, including, without limitation, the factors discussed in the "Risk Factors" section of the Annual Information Form. Although these factors are not intended to represent a complete list of the factors that could affect the Company, they should be considered carefully. The forward-looking information contained in this Circular is made as of the date of this Circular, and the Company has no intention and undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities regulations. The forward-looking information contained in this Circular is expressly qualified by this cautionary statement. We caution investors not to rely on forward-looking information contained in this Circular when making an investment decision in our securities. You are encouraged to read our filings with Canadian securities regulatory authorities available at www.sedarplus.com and with the United States Securities and Exchange Commission at www.sec.gov for a discussion of these and other risks and uncertainties. Please also refer to the section entitled "Cautionary Note Regarding Forward-Looking Statements" in the Company's Annual Information Form for additional details with respect to forward-looking statements.

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Date of Information and Currency Presentation

Unless otherwise indicated, the information in this Circular is given as of April 2, 2026.

References in this Circular to (i) C$ are to Canadian dollars and (ii) $ or US$ are to United States dollars. The Company has used the following annual average exchange rates reported by the Bank of Canada for conversions of currency to Canadian dollars throughout this Circular, unless indicated otherwise:

Currency	Year Ended December 31
	2025	2024	2023
One United States dollar in Canadian dollars	C$1.3706	C$1.4389	C$1.3226

On April 2, 2026, the exchange rate as quoted by the Bank of Canada for conversion of one United States dollar into Canadian dollars was US$1.00 = C$1.39.

The Company's financial year end is December 31. Certain totals, subtotals and percentages throughout this Circular may not reconcile due to rounding.

HOW TO VOTE

Shareholders are encouraged to vote in advance of the Meeting at www.proxyvote.com.

Even if you currently plan to participate in the Meeting, you should consider voting your shares by proxy in advance so that your vote will be counted if you later decide not to attend the Meeting or in the event that you are unable to access the Meeting for any reason.

VOTING INSTRUCTIONS

Voting by Internet

To vote by the internet, visit www.proxyvote.com or scan the "QR" code included on the Instrument of Proxy (or other form of voting instruction form provided by an intermediary) to access the website. You will need your 16‐digit control number located on the Instrument of Proxy/voting instruction form.

Voting by Mail

Return the completed, signed and dated Instrument of Proxy (or other form of voting instruction form provided by an intermediary) by mail in the business reply envelope to: Data Processing Centre, P.O. Box 3700 STN Industrial Park, Markham, ON L3R 5S5.

Voting by Telephone

You may enter your vote instruction by telephone at 1‐800‐474‐7493 (English) or 1‐800‐474‐7501 (French). You will need your 16‐digit control number located on the Instrument of Proxy.

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APPOINTMENT AND REVOCATION OF PROXIES

Appointee Instructions

If you would like someone that you designate to attend the virtual meeting and vote on your behalf, you should appoint that person online at www.proxyvote.com as your proxy and provide that person the appointee identification number and the exact name that you registered. With that appointee identification number and name, your appointee will be able to access the Meeting and vote on your behalf.

You MUST provide your appointee the EXACT NAME and EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER to access the Meeting. Appointees can only be validated at the Meeting using the EXACT NAME and EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER.

IF YOU DO NOT CREATE AN EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER, YOUR APPOINTEE WILL NOT BE ABLE TO ACCESS THE VIRTUAL MEETING.

Proxy Cut-off

You are encouraged to provide your voting instructions or appoint your proxyholder online at www.proxyvote.com in accordance with the instructions on the Instrument of Proxy by no later than 9:00 a.m. ET, on Wednesday, May 27, 2026, or if the Meeting is adjourned, at least forty-eight (48) hours (not including Saturdays, Sundays or statutory holidays in Ontario) prior to the reconvened meeting (the proxy cutoff). If you prefer, you may also complete and return your Instrument of Proxy or voting instruction form to Broadridge at Data Processing Centre, P.O. Box 3700 STN Industrial Park, Markham, ON, L3R 5S5. Broadridge must receive your completed Instrument of Proxy or voting instruction form prior to the proxy deadline.

Providing your voting instructions or voting by the proxy cutoff will ensure your vote is counted at the Meeting even if you decide not to attend the Meeting or are unable to access it in the event of technical difficulties. If you attend and vote at the Meeting during the live webcast, any proxy you have previously given will be revoked.

Changing your Voting Instructions

If you change your mind about how you want to vote your Common Shares, you can revoke your Instrument of Proxy or voting instruction form by voting again on the internet or by phone or by any other means permitted by law.

Registered Shareholders can revoke their instructions by delivering a signed written notice executed by the registered Shareholder or by his or her attorney authorized in writing or, where the registered Shareholder is a company, by a duly authorized officer or attorney of that company, and delivered to:

  Broadridge Investor Communications Corporation at 2601 14th Avenue, Markham, Ontario L3R 0H9, at any time up to and including the last business day preceding the day of the Meeting; or

  the chair of the Meeting on the day of the Meeting and before any vote in respect of which the proxy is to be used is taken.

Beneficial owners who are unable to vote on the internet or by phone should consult their intermediary if they wish to revoke their instructions.

A proxy may also be revoked in any other manner provided by law. Any revocation of a proxy will not affect a matter on which a vote is taken before such revocation.

Signature on Proxies

The Instrument of Proxy must be executed by the Shareholder or his or her duly appointed attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer whose title must be indicated. An Instrument of Proxy signed by a person acting as attorney or in some other representative capacity should indicate that person's capacity (following his or her signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with the Company).

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The Common Shares represented by the enclosed Instrument of Proxy will be voted or withheld from voting on any motion, by ballot or otherwise, in accordance with any indicated instructions. In the absence of such direction, such Common Shares will be voted IN FAVOUR OF PASSING THE RESOLUTIONS DESCRIBED IN THE INSTRUMENT OF PROXY AND BELOW. If any amendment or variation to the matters identified in the Notice is proposed at the Meeting or any adjournment or postponement thereof, or if any other matters properly come before the Meeting or any adjournment or postponement thereof, the accompanying Instrument of Proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the appointed proxyholder. Unless otherwise stated, the Common Shares represented by a valid Instrument of Proxy will be voted in favour of the election of nominees set forth in this Management Information Circular except where a vacancy among such nominees occurs prior to the Meeting, in which case, such Common Shares may be voted in favour of another nominee in the proxyholder's discretion. As of the date hereof, management of the Company knows of no such amendments or variations or other matters to come before the Meeting.

Advice to Beneficial Shareholders

The information set forth in this section is of importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own name. Shareholders who hold their Common Shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Common Shares in their own name (referred to in this Management Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders who are registered Shareholders (that is, Shareholders whose names appear on the records maintained by the registrar and transfer agent for the Common Shares as registered holders of Common Shares) will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, those Common Shares will, in all likelihood, not be registered in the Shareholder's name. Such Common Shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such shares are registered under the name of Cede & Co., the registration name for The Depository Trust Company, which acts as nominee for many United States brokerage firms. Common Shares held by brokers (or their agents or nominees) on behalf of a broker's client can only be voted at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The voting instruction form supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the Instrument of Proxy provided directly to registered Shareholders by the Company. However, its purpose is limited to instructing the registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("BFS") in Canada. BFS typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to BFS, or otherwise communicate voting instructions to BFS (by way of the Internet or telephone, for example). BFS then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder who receives a BFS voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction forms must be returned to BFS (or instructions respecting the voting of Common Shares must otherwise be communicated to BFS) well in advance of the Meeting in order to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their broker, CDS & Co., Cede & Co. or another intermediary, the Beneficial Shareholder may attend the Meeting as proxyholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder, should enter their own names in the blank space on the voting instruction form provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker.

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All references to Shareholders in this Management Information Circular and the accompanying Instrument of Proxy and Notice are to registered Shareholders unless specifically stated otherwise.

What proposals will be presented and what is the required vote?

At the Meeting, you will be asked to vote on three proposals. Your options, and the voting requirements, are set forth below. The Board recommends you vote FOR each proposal.

Proposal	Voting options	Vote required to adopt the proposal	Can brokers vote without instructions?	Effect of "broker non- votes"

To fix the number of directors of the Company at nine (9).	For or against	A majority of the votes cast with respect to the proposal	No	No effect

To elect nine (9) directors to serve until the next annual meeting of shareholders.	For or withhold	A nominee for director will be elected if the votes cast for such nominee exceed the votes withheld from such nominee	No	No effect

To re-appoint Brightman Almagor Zohar & Co., Certified Public Accountants, (a firm in the Deloitte Global Network) as auditors of the Company for the ensuing year, at such remuneration as may be fixed by the directors of the Company.	For or withhold	A majority of the votes cast with respect to the proposal	No	No effect

RECORD DATE AND QUORUM

The Board has fixed the record date for the Meeting at the close of business on April 2, 2026. The Shareholders of record as of the Record Date are entitled to receive notice of the Meeting and to vote those shares included in the list of the Shareholders entitled to vote at the Meeting prepared as of the Record Date.

The quorum for the transaction of business at a meeting of Shareholders is two persons who are, or who represent by proxy, Shareholders who, in the aggregate, hold at least 5% of the issued Common Shares entitled to vote at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Shareholders of record as of the Record Date are entitled to receive notice and attend and vote at the Meeting. As of the Record Date, the Company had 213,498,199 issued and outstanding Common Shares. The Common Shares are the only voting shares of the Company.

All Common Shares represented at the Meeting by properly executed proxies will be voted on any matter that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the accompanying Instrument of Proxy, the Common Shares represented by the proxy will be voted in accordance with such instructions. In the absence of any such instruction, the persons whose names appear on the printed Instrument of Proxy or VIF, as applicable, will vote in favour of all the matters set out thereon.

To the knowledge of the directors and officers of the Company, as of the Record Date, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the issued and outstanding Common Shares except as stated below.

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Name	Aggregate Number of Common Shares(1)	Percentage of Outstanding Common Shares(2)
Magma Venture Capital IV Management LP	24,498,927 (3)	11.5%

__________________
Notes:

(1) The information about Common Shares over which control or direction is exercised, not being within the knowledge of the Company, is based on publicly available information on the System for Electronic Disclosure by Insiders (SEDI) as of the Record Date.

(2) Based on 213,498,199 Common Shares issued and outstanding as of the Record Date.

(3) Comprised of 23,827,154 Common Shares held by Magma Venture Capital IV LP and 671,773 Common Shares held by Magma Venture Capital IV CEO Fund LP, limited partnerships of which Magma Venture Capital IV Management LP is the general partner.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board, the only matters to be brought before the Meeting are set forth in the accompanying Notice. These matters are described in more detail under the headings below.

1. FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2025 and the auditor's report thereon will be received at the Meeting. The audited financial statements of the Company and the auditor's report were delivered to each Shareholder who has formally requested a copy thereof as required pursuant to applicable laws and are available on SEDAR+ at www.sedarplus.com.

No formal action will be taken at the Meeting to approve the financial statements.

2. FIXING THE NUMBER OF DIRECTORS

The Company is required to have a minimum of three (3) directors. At the Meeting, Shareholders will be asked to fix the number of directors of the Company at nine (9).

In the absence of a contrary instruction, the person(s) designated by management of the Company in the enclosed Instrument of Proxy intend to vote FOR the fixing of the number of directors of the Company at nine (9).

3. ELECTION OF DIRECTORS

Pursuant to the Articles, directors of the Company are elected annually. Each director will hold office until the next annual general meeting or until the successor of such director is duly elected or appointed, unless such office is earlier vacated in accordance with the Articles or the provisions of the BCBCA.

Director Nominee of Insight Partners

Pursuant to the Investor Rights Agreement, Insight Partners currently possess the right to nominate one individual to our Board, the Investor Director Designee. The Investor Director Designee is Atul Malhotra Jr. For additional information in respect of the Insight Partners nomination rights, see the Annual Information Form.

In the absence of a contrary instruction, the person(s) designated by management of the Company in the enclosed Instrument of Proxy intend to vote FOR the election as directors of the proposed nominees whose names are set forth below:

Tamir Poleg	Ken Pozek
Vikki Bartholomae	Laurence Rose
Guy Gamzu	Susanne Greenfield Sandler
Larry Klane	Sharran Srivatsaa
Atul Malhotra Jr.

We do not anticipate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting or any postponement or adjournment thereof, it is intended that discretionary authority shall be exercised by the persons named in the accompanying Instrument of Proxy to vote any proxy for the election of the remaining nominees and any other person or persons in place of any nominee or nominees who is or are unable to serve.

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The following table sets forth the name of each of the persons proposed to be nominated for election as a director of the Company, all positions and offices in the Company presently held by such nominees, the nominees' municipality and country of residence, principal occupation at the present time, the period during which the nominees have served as directors, and the number and percentage of Common Shares currently beneficially owned by the nominees, directly or indirectly, or over which control or direction is exercised. Unless otherwise indicated, the information in the section is as of April 2, 2026.

Tamir Poleg Tel Aviv, Israel Director Since: June 5, 2020 Age: 50	Tamir Poleg is the cofounder and CEO of The Real Brokerage Inc. The Company, through a subsidiary, was founded in 2014. Prior to founding the Company, Mr. Poleg founded and served as the Chief Executive Officer of Optimum RE Investments - a real estate company focused on multi-family investments and operations. Before shifting to real estate, Mr. Poleg served in executive sales and business development positions with several technology companies, focusing on wireless infrastructure development and deployment across multiple continents. With over 15 years of real estate experience, including serving as a construction manager, and 9 years of technology company experience, Mr. Poleg is considered an expert in real estate technology and is a member of Forbes Real Estate Council. Mr. Poleg holds a bachelor's degree in economics and several real estate related accreditations.

Principal Occupation (Past 5 years): Chief Executive Officer, The Real Brokerage Inc. or a subsidiary.

		Other Current Public Company Directorships: None

Securities Held
Number and Percentage of Common Shares Beneficially Owned or Controlled (1)	RSUs(2)	Options(3)	At-Risk Value of Common Shares, RSUs and Options(4)
7,486,370 (3.5%)	923,546	5,270,578	US$27,061,703
Current Board and Committee Positions

Member of the Board (Chair)

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Vikki Bartholomae Winter Garden, Florida Director Since: April 20, 2021 Age: 55	Vikki Bartholomae joined The Real Brokerage Inc.'s board of advisors in January 2021 to continue her service to real estate agents. A recognized industry leader, Ms. Bartholomae previously served as Chief of Agent Success at Side and President at eXp Realty, where she helped eXp Realty grow from 500 agents to 15,000 agents in three years. Ms. Bartholomae also worked as a team leader and agent throughout her career with Tarbell Realtors, Disney Vacation Development and Keller Williams. Ms. Bartholomae has extensive experience coaching real estate agents and in brokerage operations. Ms. Bartholomae is a writer and speaker, and holds a master's degree from Regent University.

Principal Occupation (Past 5 years): Former Chief Customer Success Officer, Side; Previously President at eXp Realty

		Other Current Public Company Directorships: None

Securities Held
Number and Percentage of Common Shares Beneficially Owned or Controlled (1)	RSUs(2)	Options(3)	At-Risk Value of Common Shares, RSUs and Options(4)
101,596 (0.05%)(5)	34,965	100,000	US$483,898
Current Board and Committee Positions
Independent Member of the Board Member, Audit Committee Member, Nominating and Corporate Governance Committee

Guy Gamzu Tel Aviv, Israel Director Since: June 5, 2020 Age: 59	Guy Gamzu founded and has served as the Chairman of Cubit Investments Ltd., a privately owned investment company specializing in early-stage venture finance since 1998 and serves as a director and chairman of a number of private technology companies.

Principal Occupation (Past 5 years): Director at Clear Cut Space Ltd.; Investor and Director at Moon Active LTD, Spikenow LTD, Vi Labs LTD, Vyzer LTD, Eyeclick LTD, Atlas Invest Big Data LTD; Founder of Cubit Investments Ltd.

		Other Current Public Company Directorships: None

Securities Held
Number and Percentage of Common Shares Beneficially Owned or Controlled (1)	RSUs(2)	Options(3)	At-Risk Value of Common Shares, RSUs and Options(4)
16,808,656 (7.9%)((6)	34,965	390,638	US$41,284,553
Current Board and Committee Positions
Independent Member of the Board Member, Compensation Committee (Chair) Member, Nominating and Corporate Governance Committee

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Larry Klane Westport, Connecticut Director Since: June 5, 2020 Age: 65	Larry Klane is an independent director, co-founder of an investment firm, and prior CEO and business leader of an array of wholesale and retail financial services businesses globally. In addition to his executive experience, Mr. Klane has served on eleven corporate boards - six public boards and five private boards. In addition to The Real Brokerage Inc., Mr. Klane currently serves on the boards of Goldman Sachs Bank USA and Navient Corporation (Nasdaq: NAVI). Previously, Mr. Klane served on the Board of Bottomline Technology (USA) and earlier in his career as Chairman of the Board and CEO of Korea Exchange Bank and as a director of Aozora Bank, publicly traded banks in Korea and Japan, respectively. Prior to leading Korea Exchange Bank, Mr. Klane served as President of the Global Financial Services division of Capital One Financial Corporation. Mr. Klane joined Capital One in 2000 to help lead the company's transformation to a diversified financial services business. His responsibilities during his tenure included a broad range of consumer and business finance activities in the United States, Europe and Canada. He oversaw all merger and acquisition activities. Prior to Capital One, Mr. Klane was a Managing Director at Deutsche Bank and ran the Corporate Trust and Agency Services business acquired from Bankers Trust. Earlier in his career, Mr. Klane spent a decade in a variety of U.S. and overseas consulting and strategy roles. Mr. Klane qualifies as an audit committee financial expert under SEC rules. In January 2014, Mr. Klane co-founded Pivot Investment Partners, a private investment firm focused on investing in a select set of high potential financial technology companies. Mr. Klane received his MBA from the Stanford Graduate School of Business and earned his undergraduate degree from Harvard College. In 2007, Mr. Klane was nominated by the President of the United States to sit on the Federal Reserve Board of Governors.

Principal Occupation (Past 5 years): Board member at Goldman Sachs Bank USA, Board member at Navient; Partner of Pivot Investment Partners

		Other Current Public Company Directorships: Navient Corporation
Securities Held
Number and Percentage of Common Shares Beneficially Owned or Controlled(1)	RSUs(2)	Options(3)	At-Risk Value of Common Shares, RSUs and Options(4)
2,811,829 (1.3%)(7)	34,965	390,638	US$7,692,168
Current Board and Committee Positions
Independent Member of the Board Lead Director Member, Audit Committee (Chair) Member, Compensation Committee

Atul Malhotra Jr. West Hollywood, California Director Since: December 2, 2020 Age: 33	Atul Malhotra Jr. joined The Real Brokerage Inc. team as a Director in December 2020. He is currently a Managing Director on the investment team at Insight Partners, a global technology investor based in New York City. He serves as a board member for multiple Insight portfolio companies. Mr. Malhotra received a BBA from the University of Michigan's Stephen M. Ross School of Business, graduating with high distinction.

Principal Occupation (Past 5 years): Investment Team, Insight Partners (various roles)

Other Current Public Company Directorships: None
Securities Held
Number and Percentage of Common Shares Beneficially Owned or Controlled (1)	RSUs(2)	Options(3)	At-Risk Value of Common Shares, RSUs and Options(4)
Nil(8)	Nil	Nil	Nil
Current Board and Committee Positions
Independent Member of the Board Member, Audit Committee

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Ken Pozek Orlando, Florida Director Since: February 11, 2026 Age: 40	Ken Pozek is a real estate entrepreneur and media personality based in Orlando, Florida. As the founder of the Pozek Group, Ken leads a team of agents, creatives, and staff, selling the dream of living in Orlando. As the founder of The Orlando Real, Ken leads a media brand that reaches 5-7 million unique accounts monthly and has over 360,000 followers across YouTube, Instagram, TikTok, Facebook, and LinkedIn. His audience includes visitors, engaged locals, relocating families, investors, other agents, and civic leaders who turn to him for timely, trustworthy insights. Ken is frequently sought out by developers, public officials, and business leaders to help share their stories and reach a wider audience.

Principal Occupation (Past 5 years): Founder, The Pozek Group

		Other Current Public Company Directorships: None
Securities Held
Number and Percentage of Common Shares Beneficially Owned or Controlled (1)	RSUs(2)	Options(3)	At-Risk Value of Common Shares, RSUs and Options(4)
Nil(8)	16,789	Nil	US$42,704
Current Board and Committee Positions
Member of the Board.

Laurence Rose Toronto, Ontario Director Since: February 28, 2018 Age: 57	Laurence Rose is Chairman, President and Chief Executive Officer of Tradelogiq Markets Inc., a CIRO member firm which is the operator of two lit marketplaces: Omega ATS and Lynx ATS. These two marketplaces facilitate trading in Canadian listed securities, such as equities and listed fixed income. Mr. Rose also serves as President of private investment firm Matchpoint Financial Corp. and was the founder of ADL Ventures Inc. a capital pool company which was the predecessor to The Real Brokerage Inc. Mr. Rose spent over 11 years at global investment bank Cantor Fitzgerald where his responsibilities included executive oversight of a number of business units, joint ventures, and investments. Mr. Rose also served as Chairman, President and Chief Executive Officer of Cantor Fitzgerald Canada Corporation and Senior Managing Director of Cantor Fitzgerald & Co. Prior to joining Cantor Fitzgerald, Mr. Rose was founder and Chief Executive Officer of CollectiveBid Systems Inc. and its wholly-owned investment dealer subsidiary, CBID Markets Inc., which launched Canada's first Alternative Trading System (ATS). With an extensive background in the capital markets and technology sectors, his professional experience also includes positions with RBC Dominion Securities Inc., Dow Jones Markets Inc. and Bridge Information Systems. Mr. Rose has served on a number of Boards of both corporate and non-profit organizations.

Principal Occupation (Past 5 years): Chairman, President and CEO, Tradelogiq Markets Inc.

		Other Current Public Company Directorships: None
Securities Held
Number and Percentage of Common Shares Beneficially Owned or Controlled (1)	RSUs(2)	Options(3)	At-Risk Value of Common Shares, RSUs and Options(4)
1,001,294 (0.5%)(9)	34,965	200,638	US$3,346,884
Current Board and Committee Positions
Independent Member of the Board Member, Compensation Committee Member, Nominating and Corporate Governance Committee (Chair)

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Susanne Greenfield Sandler Jersey City, New Jersey Director Since: June 14, 2023 Age: 41	Susanne Greenfield Sandler joined the Board in June 2023. Since January 2024, Ms. Sandler has served as SVP and General Manager of Fintech at Mews, a fast-growing unicorn technology company that provides software and financial services to the hospitality industry.
From 2020 to 2022, Ms. Sandler served as General Manager of Apalon, a subscription mobile app business owned by IAC Inc. (NASDAQ: IAC). Prior to Apalon, from 2014 to 2020, she held various senior roles at Booking Holdings (NASDAQ: BKNG), including Vice President of Global Strategy. Since 2021, Ms. Sandler has been a member of the Supervisory Board and Audit Committee of HomeToGo, a vacation rental marketplace and software provider. Ms. Sandler graduated magna cum laude from the NYU Stern School of Business with a double major in finance and accounting.

Principal Occupation (Past 5 years): Senior Vice President and General Manager, Fintech at Mews; General Manager, Apalon; Vice President of Global Strategy, Booking Holdings.

		Other Current Public Company Directorships: HomeToGo
Securities Held
Number and Percentage of Common Shares Beneficially Owned or Controlled (1)	RSUs(2)	Options(3)	At-Risk Value of Common Shares, RSUs and Options(4)
57,354 (0.03%)	34,965	Nil	US$226,060
Current Board and Committee Positions
Independent Member of the Board Member, Audit Committee

Sharran Srivatsaa Marina Del Ray, California Director Age: 45	Mr. Srivatsaa served as President of the Company from December 2022 to May 2025. On May 30, 2025, Mr. Srivatsaa was elected to the Company's Board of Directors. As President, Mr. Srivatsaa oversaw the Company's growth, with a focus on agent attraction and education. Prior to joining the Company, Mr. Srivatsaa was President at Teles Properties, a real estate brokerage, from September 2014 to 2017, when it was sold to Douglas Elliman. In 2018, Mr. Srivatsaa founded Kingston Lane, a marketing software platform for real estate agents and brokers and Highland Prime, a private equity firm focused on helping leadership teams scale their businesses and exit. Earlier in his career, Mr. Srivatsaa held investment advisory and corporate strategy positions at Goldman Sachs and Credit Suisse.

Principal Occupation (Past 5 years): CEO and Managing Partner at Acquisition.com since March 2026. President and Managing Partner at Acquisition.com from June 2025 to March 2026. President of the Company from December 2022 to May 2025.

		Other Current Public Company Directorships: None
Securities Held
Number and Percentage of Common Shares Beneficially Owned or Controlled (1)	RSUs(2)	Options(3)	At-Risk Value of Common Shares, RSUs and Options(4)
498,832 (0.2%)	34,965	Nil	US$1,285,608
Current Board and Committee Positions
None

____________
Notes:

(1) The Common Shares indicated for each nominee are those beneficially owned, directly or indirectly, or over which control or direction is exercised, by the nominee as of April 2, 2026. As of April 2, 2026, the Company had 213,498,199 Common Shares issued and outstanding.

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(2) RSUs held as of April 2, 2026. For additional information regarding the Securities-Based Compensation Plan under which RSUs are granted, please see "Compensation Discussion and Analysis".

(3) Options held as of April 2, 2026. For additional information regarding Options held by directors, please see "Compensation Discussion and Analysis".

(4) "At Risk" refers to market risk. With respect to Common Shares and RSUs, the value is based on the number of Common Shares and RSUs multiplied by the closing price on the Nasdaq on April 2, 2026 (US$2.53). With respect to Options, the value is calculated using the market price of the Common Shares on the Nasdaq on April 2, 2026 of (US$2.53) and subtracting the exercise price of in-the-money Options, including unvested Options.

(5) Comprised of 33,900 Common Shares held by Ms. Bartholomae's parent and 67,696 Common Shares held by Ms. Bartholomae personally.

(6) 15,412,218 Common Shares held by Cubit Investments Ltd., a company beneficially owned by Mr. Gamzu, and 1,396,438 Common Shares held by Mr. Gamzu personally.

(7) Comprised of 2,684,019 Common Shares held by Poom Holdings LLC, a company beneficially owned by Mr. Klane, 20,865 Common Shares held by The Klane 2012 Dynasty Trust and 106,945 Common Shares held by Mr. Klane personally.

(8) Atul Malhotra Jr. serves as the Investor Director Designee of Insight Partners in connection with the Investor Rights Agreement. Insight Partners holds 6,968,725 Common Shares, 100,000 Options exercisable for 100,000 Common Shares and 34,965 RSUs. Mr. Malhotra is a Managing Director on the investment team at Insight Partners and disclaims beneficial ownership of the Common Shares.

(9) Comprised of 1,001,294 Common Shares held by Matchpoint Capital Inc., a company beneficially owned by Mr. Rose.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No person proposed to be nominated for election as a director at the Meeting is or has been, within the preceding ten (10) years, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a) was the subject of a cease trade or similar order, or an order that denied such company access to any exemptions under applicable securities legislation that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or

(b) was the subject of a cease trade or similar order, or an order that denied such company access to any exemptions under applicable securities legislation that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No person proposed to be nominated for election as a director at the Meeting is or has been, within the preceding ten (10) years, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No person proposed to be nominated for election as a director at the Meeting is or has, within the preceding ten (10) years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or has become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

Except as described herein, no director or executive officer of the Company, or personal holding company of any of them, has been subject to:

i. any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

ii. any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

4. APPOINTMENT OF AUDITORS

Brightman Almagor Zohar & Co., Certified Public Accountants (a firm in the Deloitte Global Network), will be nominated at the Meeting for appointment as auditors of the Company to hold office until the next annual general meeting of Shareholders. There were no "reportable events" as such term is defined under NI 51-102.

Brightman Almagor Zohar & Co., Certified Public Accountants, was first appointed as auditor of the Company on June 8, 2020. At the Meeting, the Shareholders will be requested to re-appoint Brightman Almagor Zohar & Co., Certified Public Accountants, as auditors of the Company to hold office until the next annual general meeting of Shareholders, at such remuneration as may be fixed by the directors of the Company. For information on the external auditor service fees paid during the financial years ended December 31, 2025 and 2024, please refer to the section titled "Audit Committee Information" in the Annual Information Form.

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It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed to the contrary in such Instrument of Proxy, to vote such proxies FOR the appointment of Brightman Almagor Zohar & Co., Certified Public Accountants (a firm in the Deloitte Global Network), as auditors of the Company, to hold office until the close of the next annual general meeting of Shareholders, at such remuneration as may be fixed by the directors of the Company.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Our Board views effective corporate governance as an essential element for the effective and efficient operation of the Company. Our Board closely monitors corporate governance developments and is committed to enhancing our corporate governance practices on a continuing basis. Our Board supervises the management of the business and the affairs of the Company with a view to ensuring that Shareholder value is enhanced and high ethical and legal standards are adhered to. The Board has developed its corporate governance practices to assist it in fulfilling its supervisory role in accordance with the corporate governance guidelines established under NP 58-201. The Board fulfills its mandate directly and through its committees.

The Company listed the Common Shares for trading on the Nasdaq commencing June 15, 2021 after filing a registration statement with the U.S. Securities and Exchange Commission on Form 40-F on May 25, 2021. The Company is a foreign private issuer in the United States and, as such, is required to report any significant ways in which its corporate governance practices differ from those required for domestic registrants under the Nasdaq listing standards and SEC rules. A copy of the Company's statement of differences is available on the Company's website at https://investors.onereal.com. The Company believes it is in conformance with the Nasdaq corporate governance requirements applicable to it.

The following is a description of the Company's corporate governance practices, prepared in accordance with Form 58-101F1 - Corporate Governance Disclosure of the Canadian Securities Administrators, as approved by the Board.

Independence

For a director to be considered independent under NI 58-101, he or she must have no direct or indirect material relationship with the Company, and must not be in any relationship deemed to not be independent pursuant to such requirements. A material relationship with the Company is a relationship that could, in the view of the Board, reasonably be expected to interfere with the exercise of a director's independent judgment.

The Board has considered the relationships of each of the nominees for election by the Shareholders to the Company, and has determined that six (6) of the nine (9) directors nominated for election at the Meeting are independent within the meaning of NI 58-101. Larry Klane, Laurence Rose, Guy Gamzu, Atul Malhotra Jr., Vikki Bartholomae and Susanne Greenfield Sandler are independent directors based upon the tests for independence set forth in NI 52-110. Tamir Poleg is not independent as he serves as a member of management of the Company. Sharran Srivatsaa is not independent as he has served as an executive officer of the Company within the last three years. Ken Pozek is not independent as he is compensated as an independent contractor real estate agent of the Company. As a result, a majority of the nominees are independent within the meaning of NI 58-101.

Tamir Poleg was appointed Chair of the Board effective June 5, 2020, and is not considered independent within the meaning of NI 52-110. However, the Board is comprised of a majority of independent directors. As long as the Chair of the Board is not an independent director, the Board will appoint a Lead Director. Larry Klane is the Board's Lead Director. The Lead Director's key responsibilities are to provide leadership to ensure the Board works in an independent, cohesive fashion and to chair meetings of independent directors without management present.

Management Supervision by the Board

The Board has determined that the current constitution of the Board is appropriate for the Company's current stage of development. Independent supervision of management is accomplished through choosing management who demonstrate a high level of integrity and ability and having strong independent Board members.

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Public Company Board Memberships

Each of the following nominees for election as a director are presently a director of other issuers that are reporting issuers (or the equivalent) in Canada or a foreign jurisdiction.

Name	Name of Reporting Issuer	Exchange	Position	Director Since
Larry Klane	Navient Corporation	NASDAQ	Director	2019

Tamir Poleg	Matchpoint Ventures Inc.	TSX Venture Exchange	Director	2025

Laurence Rose	Matchpoint Ventures Inc.	TSX Venture Exchange	CEO, Chairman, President, Director, Promoter	2025

Susanne Greenfield Sandler	HomeToGo	Frankfurt Stock Exchange	Director	2021

The Company does not restrict the number of public company boards of directors on which its directors may sit. However, directors of the Company are expected to devote the required time and effort to discharge their obligations as members of the Board. Currently, only two of the Company's directors sit on boards of other reporting issuers. None of the directors of the Company sit together on two or more other boards of other reporting issuers.

In Camera Meetings

The Board holds regular quarterly meetings and other meetings as required. The independent directors typically meet in camera after the regular quarterly meetings. The opinion of the independent directors is sought and duly acted upon for all material matters related to the Company.

Board and Committee Meetings and Attendance

The Board meets a minimum of four (4) times per year and as otherwise required. The Audit Committee meets at least four (4) times each year, the Compensation Committee meets at least two (2) times each year and the Nominating and Corporate Governance Committee meets at least two (2) times each year. The Board and committees meet more frequently as deemed necessary by the Board and applicable committee. The frequency and agenda of meetings depend on the business and affairs that the Company faces from time to time. The table below provides details regarding director attendance at Board and committee meetings held during the year ended December 31, 2025.

Directors	Board of Directors	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Number and percentage of meetings attended
Tamir Poleg	7 of 7 - 100%	N/A	N/A	N/A

Vikki Bartholomae	7 of 7 - 100%	4 of 4 - 100%	N/A	4 of 4 - 100%

Guy Gamzu	7 of 7 - 100%	N/A	5 of 5 - 100%	4 of 4 - 100%

Larry Klane	7 of 7 - 100%	4 of 4 - 100%	5 of 5 - 100%	N/A

Atul Malhotra Jr.	7 of 7 - 100%	3 of 4 - 75%	N/A	N/A

Laurence Rose	7 of 7 - 100%	N/A	5 of 5 - 100%	4 of 4 - 100%

Susanne Greenfield Sandler	7 of 7 - 100%	4 of 4 - 100%	N/A	N/A

Sharran Srivatsaa(1)	5 of 5 - 100%	N/A	N/A	N/A

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(1) Mr. Srivatsaa was elected as a Director on May 30, 2025. Attendance reported is for meetings that occurred subsequent to his election.

Board Mandate

The Board has adopted a written mandate, a copy of which is attached to this Circular as Schedule "A" and is posted on the Company's website at https://investors.onereal.com.

Majority Voting Policy

The Board has adopted a policy on majority voting. If, with respect to any particular director nominee, such nominee is not elected by a majority (50% + 1 vote) of the votes cast with respect to his or her election, then for purposes of the policy the nominee shall be considered by the Board not to have received the support of the shareholders, even though duly elected as a matter of corporate law. A person elected as a director who is considered under this test not to have received the support of the shareholders must immediately tender his or her resignation to the Board, which will take effect upon acceptance by the Board. A nominee who tenders a resignation pursuant to the policy will not participate in any meeting of the Board at which the resignation is considered. The Board will promptly accept the resignation unless the Board determines that there are exceptional circumstances (for example, relating to the composition of the Board or the voting results) that should delay the acceptance of the resignation or justify rejecting it. The Board will promptly announce its decision in a press release, including reasons for rejecting the resignation, if applicable. This policy does not apply to a contested meeting of shareholders. A copy of the majority voting policy is posted on the Company's website at https://investors.onereal.com.

Advance Notice Policy

The Board has adopted an Advance Notice Policy, which was approved and ratified by the Shareholders at the 2025 annual meeting of shareholders. The Advance Notice Policy provides shareholders, directors and management of the Company with a clear framework for nominating individuals for election as directors of the Company. The Advance Notice Policy provides for, among other things, a requirement of advance notice to be given by Shareholders (referred to in this section as the "Notice") in circumstances where nominations of persons for election to the Board of Directors are made by Shareholders (such nominating shareholder, for the purposes of this section, the "Nominating Shareholder") and sets forth the information that a Nominating Shareholder must include in the Notice to the Company in order for any nominee to be eligible for election as a director at any annual or special meeting of Shareholders. The Advance Notice Policy fixes a deadline by which Shareholders of record of Common Shares must submit director nominations to the Company prior to any annual meeting of Shareholders or at any special meeting of Shareholders at which directors are to be elected. Specifically, in the case of an annual meeting of Shareholders, the Notice must be provided to the Company not less than 30 days prior to the date of the annual meeting of Shareholders; provided, however, that if the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (referred to in this section as the "Notice Date") on which the first public announcement of the date of the annual meeting was made, the Nominating Shareholder's Notice may be delivered not later than the close of business on the tenth (10th) day following the Notice Date. A copy of the Advance Notice Policy is posted on the Company's website at https://investors.onereal.com.

Committees of the Board

The Board has established three (3) standing committees to assist it in discharging its mandate. The roles of the committees are outlined below.

Audit Committee

Members: Larry Klane (Chair), Vikki Bartholomae, Atul Malhotra Jr. and Susanne Greenfield Sandler

The purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:

2026 Management Information Circular | 18

(a) financial reporting and disclosure requirements;

(b) ensuring that an effective risk management and financial control framework has been implemented and tested by management of the Company; and

(c) external and internal audit processes.

The Company has filed its Annual Information Form under its profile on SEDAR+ at www.sedarplus.com, and at www.sec.gov as an exhibit to the annual report filed with the SEC on Form 40-F on March 4, 2026. The Annual Information Form contains, among other things, the disclosure required under NI 52-110. In particular, the information that is required to be disclosed in Form 52-110F1 of NI 52-110 (e.g., relevant education and experience of the Audit Committee members) may be found under the heading "Audit Committee Information" in the Annual Information Form. Upon request, the Company will promptly provide a copy of the Annual Information Form to Shareholders free of charge.

A copy of the Audit Committee's charter is contained in the Annual Information Form, and is posted on the Company's website at https://investors.onereal.com.

Compensation Committee

Members: Guy Gamzu (Chair), Larry Klane and Laurence Rose

The Compensation Committee assists the Board in fulfilling its responsibilities relating to compensation, succession planning and other human resources matters. The Compensation Committee is responsible for:

(a) reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluating the CEO's performance in light of those corporate goals and objectives, and determining (or making recommendations to the Board with respect to) the CEO's compensation level based on this evaluation;

(b) making recommendations to the Board with respect to non-CEO officer and director compensation, incentive-compensation plans and equity-based plans; and

(c) reviewing executive compensation disclosure before the Company publicly discloses this information.

A copy of the Compensation Committee's charter is posted on the Company's website at https://investors.onereal.com.

For a detailed discussion of the responsibilities of the Compensation Committee relating to compensation, see "Compensation Discussion and Analysis" below.

Nominating and Corporate Governance Committee

Members: Laurence Rose (Chair), Vikki Bartholomae and Guy Gamzu

The Board has overall responsibility for developing the Company's approach to corporate governance, including keeping informed of legal requirements and trends regarding corporate governance, monitoring and evaluating the functioning of the Board and committees of the Board, and for developing, implementing and monitoring good corporate governance practices (including the mandate of the Board and the charters of its committees and corporate governance related policies and procedures). The Nominating and Corporate Governance Committee assists the Board in fulfilling its responsibilities relating to corporate governance matters and director nominations. The Nominating and Corporate Governance Committee is responsible for:

(a) Reviewing and considering all nominees for the Board, including a review of the nominee's judgment, experience, independence, ability and willingness to commit sufficient time to the Board;

(b) evaluate proposals and recommendations of shareholders and directors to remove individual members of the Board, subject to the Company's governing documents, governance policies and applicable law;

(c) considering any director candidates recommended by Shareholders under the procedures set forth in the BCBCA and the Company's articles and described in this Circular;

2026 Management Information Circular | 19

(d) developing and recommending to the Board a set of corporate governance principles and guidelines applicable to the Company, reviewing these principles annually and recommending any changes to the Board;

(e) overseeing the Company's corporate governance practices and procedures, including identifying best practices and reviewing and recommending to the Board for approval any changes to the documents, policies and procedures in the Company's corporate governance framework;

(f) reviewing and discussing with management disclosure of the Company's corporate governance practices, including information regarding the operations of the Nominating and Corporate Governance Committee and other Board committees, director independence and the director nominations process;

(g) reviewing the Board's committee structure and composition, and making recommendations to the Board regarding the appointment of directors to serve as members of each committee and committee chair annually;

(h) developing and overseeing a Company orientation program for new directors; and

(i) overseeing the Company's environmental, social and governance efforts and progress.

A copy of the Nominating and Corporate Governance Committee's charter is posted on the Company's website at https://investors.onereal.com.

Position Descriptions

Board-Level Position Descriptions

Chair of the Board

The Chair of the Board is Tamir Poleg. The Board has established a written position description for the Chair outlining the Chair's responsibilities in overseeing the relationships between the Board, senior management and the shareholders of the Company with a view to ensuring these relationships are effective, efficient and further the best interests of the Company. The Chair is responsible for promoting an understanding by both members of the Board and management of the duties and responsibilities of the Board, assessing Board committees and ensuring that the Board is fulfilling its fiduciary obligations independently from management.

Lead Director

The Lead Director of the Board is Larry Klane. The Board has established a written position description for the Lead Director. The prime responsibility of the Lead Director is to provide leadership to the Board where the Chair is not independent, to ensure that the Board operates independently of management and that the Board's agenda will enable it to successfully carry out its duties.

Chair of Board Committees

The Board has established a written position description for Chairs of committees. Each Chair of committees is responsible for providing leadership to the committee they Chair by promoting, among other things, a thorough understanding by members of the committee of the duties and responsibilities of the committee and the relationship between the committee, the Board and senior management. The Chairs oversee the committees' timely and diligent discharge of the duties and responsibilities set out in their respective charters.

CEO Position Description

The CEO of the Company is Tamir Poleg. The Board has established a written position description for the CEO. The prime responsibility of the CEO is to lead the business and affairs of the Company through the development and implementation of plans, policies, values, strategies, specific goals and budgets for the growth and operation of the Company with the objective of maximizing the Company's long-term success. The CEO reports to the Board and must discuss all major corporate commitments and strategies with the Board before they are undertaken.

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Orientation and Continuing Education

The Board has a formal orientation process to help new Board members understand their role, the Company's strategic orientation and positioning in the market, and the Board's areas of focus. New Board members:

  at their election, receive a mentor to guide the new Board member through their first year as a director;

  are entitled to meet with the management team and heads of subsidiary businesses to discuss the Company's business;

  are entitled to meet with other members of the Board to discuss Board and governance matters;

  are entitled to meet with the Company's independent auditors; and

  receive an orientation package to familiarize them with the Company, including recent continuous disclosure filings and minutes of prior Board and committee meetings.

Directors are encouraged in their first year to participate in all committee meetings to promote the development of their knowledge of the Company's affairs. Directors may receive presentations during regularly scheduled Board and committee meetings to enhance their understanding of key aspects of the Company's business as well as risks and opportunities affecting the industry.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management's assistance; and to attend related industry seminars. Board members have full access to the Company's records.

Ethical Business Conduct

Code of Business Conduct and Ethics

As part of its commitment to conducting its business and affairs with honesty, integrity and in accordance with high ethical and legal standards, the Board has adopted a Code of Business Conduct and Ethics (the "Code") which applies to all of our directors, officers and employees. The Code addresses such matters as conflicts of interests, protection and proper use of corporate assets and opportunities, confidentiality of corporate information, fair dealing, compliance with laws, rules and regulations and reporting of any illegal or unethical behaviour.

The Board is responsible for monitoring and compliance under the Code. Any waiver of the Code with respect to a director or executive officer of the Company may be made only by the Board. The Board did not grant any waiver of the Code in 2025. In the unlikely event of such a waiver, it will be promptly disclosed to the extent required by applicable laws or stock exchange rules and regulations.

A copy of the Code is posted on the Company's website at https://investors.onereal.com.

Conflicts of Interest

Directors, officers, employees, consultants and contractors are required to perform their duties and arrange their personal business affairs in a manner that does not interfere with their independent exercise of judgement. No director, officer or employee of the Company or consultant or contractor working for the Company is permitted to accept financial compensation of any kind, nor any special discount, loan or favour, from persons, corporations or organizations having dealings or potential dealings with the Company.

Non-executive directors of the Company are not expected to devote their time and effort solely on behalf of the Company, and they may have a variety of other business relationships that could give rise to a conflict of interest. Any such potential conflicts of interest are not subject to the Code and are to be resolved directly with the Board.

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Other Policies

The Board has adopted a corporate disclosure policy (the "Corporate Disclosure Policy") to reinforce the Company's commitment to compliance with the continuous disclosure obligations imposed by applicable securities laws. This policy sets clear guidelines for directors, officers and employees on disclosure requirements and practices and confirms in writing the Company's disclosure policies to ensure compliance with such laws, rules and regulations as well as to ensure that timely and accurate information is provided equally to all Shareholders and market participants regarding the Company.

The Board has also adopted an amended and restated stock trading policy (the "Stock Trading Policy") to ensure that the Company and all directors, officers, employees, consultants and contractors of the Company and its subsidiaries meet their obligations under applicable securities laws and stock exchange rules by ensuring that all such persons who have material non-public information do not engage in insider trading or tipping.

Copies of the Corporate Disclosure Policy and the Stock Trading Policy are posted on the Company's website at https://investors.onereal.com.

Nomination of Directors

The Nominating and Corporate Governance Committee is responsible for identifying individuals qualified to become new Board members and recommending the new director nominees for the next annual meeting of Shareholders. See "Statement of Corporate Governance Practices - Committees of the Board - Nominating and Corporate Governance Committee" for a summary of the committee's responsibilities.

Pursuant to the Investor Rights Agreement, Insight Partners is permitted to nominate one (1) Investor Director Designee to the Board so long as Insight Partners satisfies the Beneficial Ownership Requirement. See Particulars of Matters to be Acted Upon at the Meeting - Election of Directors - Director Nominee of Insight Partners.

Experience and Expertise

The following chart reflects the self-disclosed experience and expertise of our nine director nominees.

Experience and Expertise	Tamir Poleg	Vikki Bartholomae	Guy Gamzu	Larry Klane	Atul Malhotra Jr.	Ken Pozek	Laurence Rose	Susanne Greenfield Sandler	Sharran Srivatsaa
Real Estate	✓	✓	✓			✓	✓		✓
Leadership and Business Management	✓	✓	✓	✓	✓	✓	✓	✓	✓
Other Board Membership			✓	✓	✓		✓	✓	✓
Financial and Accounting	✓		✓	✓	✓	✓	✓	✓	✓
Corporate Governance and Compliance	✓			✓			✓	✓	✓
Technological Innovation	✓		✓		✓		✓	✓	✓
Human Capital	✓		✓	✓		✓	✓	✓	✓
Artificial Intelligence	✓		✓				✓	✓	✓
Strategic Risk Management	✓			✓			✓	✓

Director Term Limits and Other Mechanisms of Board Renewal

The Company has not adopted term limits for its directors as the Company is of the view that director term limits reduce continuity and experience on the Board and that term limits force valuable, experienced and knowledgeable directors to leave. As such, the Company views term limits as not in the Company's best interests at this time; however, the Company may adopt director term limits in the future. To ensure adequate Board renewal, the Board is responsible for conducting regular Board and committee assessments. These assessments review the composition and effectiveness of the Board and its committees. The results of these assessments are reported to the Board, together with recommendations, if any, regarding the composition of the Board.

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Policies Regarding the Representation of Women

In identifying suitable candidates for nomination to the Board, the Board has not specifically considered the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board. However, the Board believes that its membership should reflect a diversity of experience, background, gender, race, ethnicity and age. The Nominating and Corporate Governance Committee is committed to actively seeking out and will instruct any search firm it engages to identify individuals who will contribute to such diversity, including gender diversity, to be included in the pool of candidates from which nominees to the Board are selected.

The Board has determined that, due to its current stage of development and the fact that the current nomination and appointment procedures have yielded appropriate candidates for nomination to the Board, it is unnecessary at this time to adopt a written policy regarding the identification and nomination of women directors, nor has it adopted a target regarding women on the Board. Currently, there are two women on the Board (currently 22% of the Board is comprised of women).

The Company has not specifically considered the level of representation of women in executive officer positions when making executive officer appointments, nor has it adopted a target regarding women in executive officer positions. Currently, there are six (6) women (50%) serving in senior management positions at the Company.

COMPENSATION DISCUSSION AND ANALYSIS

The purpose of this Compensation Discussion and Analysis ("CD&A") is to provide information about the Company's philosophy, objectives and processes regarding executive compensation. Under applicable securities legislation, the Company is required to disclose certain financial and other information relating to the compensation of the CEO, the CFO and each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, whose total compensation was more than C$150,000 for the financial year of the Company ended December 31, 2025, other than the CEO and CFO as of December 31, 2025 (collectively, the "NEOs") and for the directors of the Company. During the year ended December 31, 2025, the NEOs of the Company were Tamir Poleg, Chief Executive Officer of the Company, Michelle Ressler, former Chief Financial Officer of the Company, Ravi Jani, Chief Financial Officer of the Company, Pritesh Damani, Chief Technology Officer of the Company,  Jenna Rozenblat, Chief Operating Officer of the Company, and Sharran Srivatsaa, former President and a Director of the Company. Ms. Ressler was CFO of the Company until April 23, 2025. Mr. Jani was appointed as CFO of the Company on April 24, 2025. Prior to that, Mr. Jani was Vice President of Investor Relations and Financial Planning & Analysis of the Company. Mr. Srivatsaa was President of the Company until May 31, 2025, and was elected as a Director of the Company on May 30, 2025.

This CD&A sets out the objectives of the Company's executive compensation arrangements, the Company's executive compensation philosophy, the application of this philosophy to the Company's executive compensation arrangements and the elements of such compensation for the year ended December 31, 2025. The Company has established the Compensation Committee, which has been assigned the responsibility to review the compensation received by directors and NEOs. The Compensation Committee most recently revised its charter on October 28, 2025.

Compensation Philosophy and Objectives

When determining the compensation arrangements for the NEOs and directors, the Compensation Committee considers the objectives of: (i) retaining an executive critical to the success of the Company and the enhancement of Shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and Shareholders of the Company; and (iv) rewarding performance, both on an individual basis and with respect to the business in general.

2026 Management Information Circular | 23

Roles and Responsibilities with Regard to Compensation

Compensation Committee

The Compensation Committee is responsible for reviewing the Company's overall compensation philosophy and reviewing and making recommendations to the Board with respect to all executive officer and director compensation matters and all incentive compensation and equity-based plans. The Board, as a whole, ultimately determines compensation for the directors, its CEO, CFO and other officers (including other NEOs) on the advice of the Compensation Committee.

Management

Members of senior management assist the Compensation Committee by compiling information to be used in the Compensation Committee's determinations and reporting on historical compensation levels, methods of compensation, compensation practices of industry peers, achieved performance relative to corporate and individual objectives, succession planning and recent compensation trends and regulatory initiatives.

The Compensation Committee relies, in part, on the CEO to review the performance of the other NEOs and to make recommendations to the Compensation Committee in this regard. Given the direct reporting relationship between the CEO and the other NEOs, and the close working relationship between the other NEOs, the Compensation Committee believes the CEO is in the best position to directly assess the performance of the other senior executives. While the CEO typically attends Compensation Committee meetings, he is not present during in camera sessions of the Compensation Committee or when the Compensation Committee is considering his performance or compensation.

Compensation Consultant

In performing its duties, the Compensation Committee has the authority to engage and compensate any outside advisor, including executive compensation consultants that it determines to be necessary or advisable to carry out its responsibilities. During 2024, the Compensation Committee engaged Pearl Meyer, an independent compensation consulting firm, to assist with executive compensation matters as well as director compensation matters. The Compensation Committee has determined that no conflicts of interest exist and that Pearl Meyer is independent from management. During 2024, Pearl Meyer provided the Compensation Committee an analysis of executive compensation to assist the Compensation Committee in making decisions for 2025 executive compensation. Pearl Meyer provided a competitive analysis based on a review of the Company's peer group and other comparable market data. In general, Pearl Meyer determined that executive compensation was appropriately calibrated to market given the Company's size relative to market benchmarks. Total compensation did not exceed market median for the executive officers. For 2025, the majority of annual compensation was delivered through a performance-based cash bonus program and equity compensation.

Risks of Compensation Policies and Practices

The Board and the Compensation Committee consider the risks associated with the Company's compensation policies and practices. The discretionary nature of Options and RSU awards under Securities-Based Compensation Arrangements are significant elements of the Company's compensation plans and provide the Board and the Compensation Committee with the ability to reward historical performance and behavior that the Board and the Compensation Committee consider to be aligned with the Company's best interests.

The Board believes, based on Pearl Meyer's recommendation, that the executive compensation program should not raise its overall risk profile. Accordingly, the Company's executive compensation program includes safeguards designed to mitigate compensation risks. The following measures impose appropriate limits to avoid excessive or inappropriate risk taking or payments:

  vesting requirements for RSUs discourage excessive risk taking to achieve short-term goals;
  recommendation of discretionary bonus payments to the Board by the Compensation Committee who are specifically tasked with determining allocation; and
  implementation of closed trading periods prescribed by the Company's Stock Trading Policy to limit the ability of officers of the Company to trade in securities of the Company.
2026 Management Information Circular | 24

Inappropriate and excessive risks by executives are also mitigated by review of the Board, at which, activity by the executives must be approved by the Board if such activity is outside previously Board-approved actions or as set out in a Board-approved budget. Given the current composition of the Company's executive management team, the Board and the Compensation Committee are able to closely monitor and consider any risks which may be associated with the Company's compensation practices. Risks may also be identified and mitigated through regular Board meetings during which financial and other information of the Company is reviewed, including executive compensation.

2025 Executive Compensation Program

In determining the compensation level for each executive, the Compensation Committee looks at factors such as the relative complexity of the executive's role within the organization, the executive's performance and potential for future advancement, the compensation paid by other companies in the same industry as the Company, and pay equity considerations. The Company believes that making a significant portion of the NEOs' and directors' compensation based on long-term incentives supports the Company's executive compensation philosophy, as these forms of compensation allow those most accountable for the Company's long-term success to acquire and hold Common Shares.

Our NEO compensation program currently has three primary forms of direct compensation: base salary, annual cash incentive awards, and equity-based incentive awards.

Element	Description	Primary Objective
Base Salary	Fixed cash payment	To attract and retain executives by offering salaries that are competitive with market opportunities and that recognize each executive's position, role, responsibility, and experience.
Annual Cash Incentive Award	Variable performance-based cash payment	To motivate and reward the achievement of annual performance objectives.
Equity-based incentive award	Service-based restricted stock	To align executives' interests with the interests of shareholders, motivate executives to maximize our long-term performance and shareholder returns, and promote executive retention.

Use of Market Data

We refer to compensation data regarding companies to analyze our compensation decisions in light of current market rates and practices, and to help ensure that our decisions are reasonable and competitive. In connection with setting fiscal 2025 compensation, the Compensation Committee reviewed summaries of information disclosed in public filings by the companies that the Compensation Committee views as our peer group (referred to in this section as the "Peer Group"). Generally, three factors go into the selection of peer group companies: industry similarity, revenue similarity, and market capitalization/enterprise value. Pearl Meyer assisted the Compensation Committee in reviewing the Company's executive pay levels as compared with the Peer Group and industry appropriate compensation survey benchmarks.

2025 Executive Compensation Decisions

Base Salaries

Why we pay base salaries. Base salary recognizes the value of an individual to the Company based on his or her role, skill, performance, contributions, leadership and potential. It is critical in attracting and retaining executive talent in the markets in which the Company competes for talent. Base salaries for the NEOs are reviewed annually. Any change in the base salary of an NEO is generally determined by an assessment of such executive's performance, a consideration of competitive compensation levels in companies similar to the Company and a review of the performance of the Company as a whole and the role such executive officer played in such corporate performance.

2025 Base Salary. The base salaries for the NEOs for fiscal year 2025 are shown below.

Name	2025 Base Salary ($)
Tamir Poleg	558,000
Ravi Jani(1)	329,167
Pritesh Damani	391,000
Jenna Rozenblat	388,000
Sharran Srivatsaa(2)	160,000
Michelle Ressler(3)	121,670

2026 Management Information Circular | 25

___________
Notes:

(1) Mr. Jani was appointed as CFO of the Company on April 24, 2025. Prior to that, Mr. Jani was Vice President of Investor Relations and Financial Planning & Analysis of the Company.

(2) Based on Mr. Srivatsaa's period of service as President of the Company during 2025, which was January 2025 to May 2025.

(3) Based on Ms. Ressler's period of service as CFO of the Company during 2025, which was January 2025 to April 2025.

Annual Cash Incentive Compensation

Why we pay annual cash incentive compensation. The Company provides an annual cash incentive award to motivate and reward the achievement of annual performance objectives. The Compensation Committee believes that annual cash incentive compensation encourages executive officers to contribute to the Company's operating performance.

2025 Annual Cash Incentive Decisions.

The annual cash incentive bonus was based on achievement of certain performance criteria, including achievement of financial performance metrics, management of department finances and individual qualitative goals.

The table below sets forth the cash bonus received for 2025 performance and paid in the first quarter of 2026.

Name	2025 Cash Bonus ($)
Tamir Poleg	751,689
Ravi Jani	211,881
Pritesh Damani	241,332
Jenna Rozenblat	367,067
Sharran Srivatsaa (1)	-
Michelle Ressler (1)	-

____________
Notes:

(1) Ms. Ressler and Mr. Srivatsaa did not receive a cash bonus for 2025 performance.

Equity-Based Compensation

Why we pay equity-based compensation. The Company provides equity-based incentive awards to NEOs in the form of RSUs as part of its overall executive compensation strategy. The Compensation Committee believes that RSU grants serve the Company's executive compensation philosophy in several ways: they help attract, retain, and motivate talent; they align the interests of the NEOs with those of shareholders by linking a specific portion of the officer's total pay opportunity to share price; and they provide long-term accountability for NEOs.

2025 Equity-Based Compensation Decisions.

On March 10, 2025, the Board and the Compensation Committee approved the Awards of RSUs shown below under the Amended and Restated Omnibus Incentive Plan.

Name	Number of RSUs(1)	RSU Value ($)(1)
Tamir Poleg	656,254	2,841,580
Pritesh Damani	233,313	1,010,245
Jenna Rozenblat	233,117	1,009,397
Sharran Srivatsaa(2)	254,665	1,102,699
Michelle Ressler(3)	230,570	998,368

____________
Notes:

(1) The RSUs have a four-year vesting term, with 1/4 of the RSUs vesting on the one-year anniversary of the grant date, and the remainder vesting in equal quarterly increments over the following three years. The RSU value is based on the closing price of the stock on the grant date, March 10, 2025 ($4.33).

2026 Management Information Circular | 26

(2) Mr. Srivatsaa’s RSUs were forfeited in May 2025 on the last date that he held the role of President of the Company.

(3) Ms. Ressler’s RSUs were forfeited in April 2025 on the date of her separation from the Company.

In May 2025, Mr. Srivatsaa transitioned from his role as President of the Company to join the Company's Board of Directors. In addition, on May 17, 2025, the Company entered into an Independent Contractor Agreement with Mr. Srivatsaa pursuant to which Mr. Srivatsaa would provide services to the Company through January 31, 2026. As consideration for providing the Services under this Agreement, the vesting terms of 291,713 previously granted RSUs were amended such that they would no longer be forfeited when Mr. Srivatsaa left the role as President, and instead would be subject to performance-based vesting conditions. The value of the 291,713 RSUs was $1,263,117 based on the closing price of the stock on the date of the Amended RSU Agreement, May 17, 2025 ($4.33). In January 2026, as a result of the determination that the performance criteria had not been met, the 291,713 RSUs were forfeited. In his role as a Director of the Company, Mr. Srivatsaa received director compensation, including an equity grant, which is further discussed in the section entitled Director Compensation in this Circular.

On May 14, 2025, Mr. Damani was granted 1.0 million RSUs for retention purposes. The RSUs have a four-year vesting term, with 1/4 of the RSUs vesting on the one-year anniversary of the grant date, and the remainder vesting in equal quarterly increments over the following three years. The RSU value was $4,340,000 based on the closing price of the stock on the grant date, May 14, 2025 ($4.34).

On May 30, 2025, Mr. Jani was granted 109,557 RSUs. The RSUs have a four-year vesting term, with 1/4 of the RSUs vesting on the one-year anniversary of the grant date, and the remainder vesting in equal quarterly increments over the following three years. The RSU value was $451,375 based on the closing price of the stock on the grant date, May 30, 2025 ($4.12).

Other Benefits

Our NEOs are eligible to receive a match on their 401(k) contributions up to three percent of their eligible compensation, and to participate in our active associate health and welfare benefits plans, which are available to all full-time employees. Under our flexible benefits plans, all associates are entitled to medical, vision, dental, life insurance, and long-term disability coverage.

2026 Executive Compensation

During 2025, Pearl Meyer provided the Compensation Committee with an analysis of executive compensation to assist the Compensation Committee in making decisions for 2026 executive compensation. Pearl Meyer provided a competitive analysis based on a review of the Company's Peer Group and other comparable market data. Based on feedback from management directed at further supporting the Company's path toward consistent profitability, Pearl Meyer provided recommendations that held compensation generally consistent with the prior year and provided for the ability to earn more equity based on achievement of certain operating hurdles. With respect to Mr. Poleg, a portion of his base cash compensation was shifted to equity (Mr. Poleg voluntarily reduced his base salary from $558,000 to $200,000) to make available cash for other members of senior management whose compensation was behind desired market positioning resulting in overall compensation across the executive team being heavily performance based.  The Compensation Committee approved an updated executive compensation program for the NEO's for 2026 consisting of base salary, target cash bonuses and service-based vesting RSU awards. The program decreased the CEO's total target compensation by -2%, and increased each of the CTO and COO's total target compensation by 1% and 3%, respectively, as compared to 2025. In addition, the updated executive compensation program consists of a grant of performance-based vesting RSUs, tied to operating metrics, to the CEO, CFO, CTO and COO, having an aggregate total value of approximately US$2.1 million, if goals are attained, at the time of the grant.

2026 Management Information Circular | 27

Performance Graph

The following chart and graph compare the total cumulative Shareholder return on $100 invested in the Common Shares on December 31, 2020 against the Nasdaq Composite Total Return Index and the Russell 2000 Total Return Index.

	December 31, 2020	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2024	December 31, 2025
The Real Brokerage Inc.(1)	$100	$400	$114	$174	$499	$396
NASDAQ Composite Total Return Index	$100	$121	$81	$116	$150	$180
Russell 2000 Total Return Index	$100	$114	$89	$103	$113	$126

____________
Notes:

(1) Returns of the Company for the years ended December 31, 2021, 2022, 2023, 2024 and 2025 are calculated based on the share price of the Common Shares trading on the Nasdaq, quoted in US Dollars.

The trend shown by the foregoing performance graph reflects both operational and financial performance that are within the Company's control as well as volatile economic and market conditions that are beyond its control, including the state of the global economy and fluctuations in the real estate market over the relevant period. During the five-year period ended December 31, 2025, the Company's annual total executive compensation has generally increased based on market conditions and operational and financial performance. Compensation is directly related to the Company's Peer Group, which has changed as the Company's market capitalization has increased. The trend in total compensation for the NEOs generally aligns with the movement in the Company's Common Share trading price, whereby the value of long-term variable compensation trends higher when the share price is higher.

2026 Management Information Circular | 28

Summary Compensation Table

The following table provides information concerning compensation of the NEOs for the years ended December 31, 2025, December 31, 2024 and December 31, 2023.

Name and Position	Year	Salary (US$)(1)	Share- Based Awards (US$)(2)	Option- Based Awards (US$)(3)	Non-equity incentive plan compensation (US$)		Pension Value (US$)	All Other Compensation (US$)	Total Compensation (US$)
					Annual Incentive Plans (US$)	Long Term Incentive Plans (US$)
Tamir Poleg(4) Chief Executive Officer and Director	2025	558,000	2,841,580	-	751,689	-	-	-	4,151,269
	2024	531,689	2,786,560	-	736,400	-	-	-	4,054,649
	2023	313,719	-	-	491,000	-	-	-	804,719
Ravi Jani (5) Chief Financial Officer	2025	329,167	451,375	-	211,881	-	-	-	992,423
Pritesh Damani Chief Technology Officer	2025	391,000	5,350,245	-	241,332	-	-	-	5,982,577
	2024	359,000	1,094,915	-	242,813	-	-	-	1,696,728
	2023	300,000	-	1,738,532	180,000	-	-	-	2,218,532
Jenna Rozenblat Chief Operating Officer	2025	388,000	1,009,397	-	367,067	-	-	-	1,764,464
	2024	315,000	786,150	-	312,375	-	-	-	1,413,525
	2023	268,994	491,518	-	180,000	-	-	-	940,512
Sharran Srivatsaa (6) Former President and Director	2025	160,000	1,246,755	-	-	-	-	20,000	1,426,755
	2024	330,000	10,479,913	-	367,125	-	-	-	11,177,038
	2023	250,000	456,000	-	242,000	-	-	-	948,000
Michelle Ressler (7) Former Chief Financial Officer	2025	121,670	998,368	-	-	-	-	-	1,120,038
	2024	390,000	1,094,915	-	355,775	-	-	-	1,840,690
	2023	363,334	-	-	199,000	-	-	-	562,334

____________
Notes:

(1) Except in the case of Tamir Poleg (see note 4), all compensation paid to all NEOs listed has been paid under executive agreements between the Company (or its operating subsidiary) and each such NEO as more particularly described under the heading "Compensation Discussion and Analysis - Employment Contracts and Termination; Change in Control Benefits" of this Circular.

(2) The value of share-based Awards is based on the grant date fair value which is calculated by multiplying the number of Common Shares underlying an Award granted by the market price of the Common Shares on the NASDAQ as of market close on the grant date. For more information regarding the share-based Awards, see "Compensation Discussion and Analysis - 2025 Executive Compensation Decisions - Equity-Based Compensation" in this Circular.

(3) The grant date fair value is a theoretical value determined using the Black Scholes pricing model for Options granted during the year. Under Black Scholes, the Options on the date of grant have no intrinsic value as the exercise price is the closing price of the Common Shares on the preceding date. Each NEO does not receive any value until each of the following occur: (i) the Options vest and (ii) and they are exercised. Generally, the Options will only be exercised where the exercise price is less than the trading price.

(4) Tamir Poleg was compensated by the Company through an executive agreement. For 2025, he received NIS332,508 (equal to US$103,077 at the NIS/USD exchange rate of 0.31) paid to him directly from a Company Subsidiary. Mr. Poleg also provides his services as CEO of the Company through a private company that he owns, and the Company paid this entity US$558,000 for his compensation. For 2024, he received NIS332,508 (equal to US$93,102 at the NIS/USD exchange rate of 0.27) paid to him directly from a Company subsidiary. Mr. Poleg also provides his services as CEO of the Company through a private company that he owns, and the Company paid this entity US$ 441,912 for his compensation. In addition, he received US$736,400 for a cash bonus that was paid to his private company that he owns. For 2023, he received NIS332,926 (equal to US$93,219 at the NIS/USD exchange rate of 0.28) paid to him directly from a Company subsidiary. Mr. Poleg also provided his services as CEO of the Company through a private company that he owns, and the Company paid this entity US$220,500 for his compensation. In addition, he received US$491,000 for a cash bonus that was paid to his private company that he owns. Mr. Poleg also serves as a director of the Company, for which he does not receive any compensation.

(5) Ravi Jani joined the Company in September 2023 as Vice President of Investor Relations and FP&A, and was promoted to Chief Financial Officer on April 24, 2025. Compensation information is only provided for the fiscal year ended December 31, 2025.

(6) Mr. Srivatsaa, the Company's former President, resigned from that role in May 2025. Mr. Srivatsaa became a member of the Company's Board of Directors on May 30, 2025, and received director compensation consistent with the Company's Director Compensation Program.  Mr. Srivatsaa also provided independent contractor services pursuant to an agreement, and in connection with those services, was provided the opportunity to vest in certain RSUs based on performance criteria. Those RSUs, which were ultimately forfeited, are not included in the table. For more information regarding Mr. Srivatsaa's compensation arrangements, see Equity-Based Compensation and Director Compensation. The Share Based Awards column for 2025 includes $1,102,699 of RSUs granted on March 10, 2025 as part of his compensation as President (these RSUs were forfeited when he resigned as President) and $144,056 in RSUs granted as part of director compensation. In addition, the All Other Compensation column for 2025 includes $20,000 paid to Mr. Srivatsaa as his cash director fees.

(7) Ms. Ressler, the Company's former CFO, separated from the Company in April 2025. The RSU's granted to Ms. Ressler during 2025, as well as other unvested RSUs, were forfeited on that date.

2026 Management Information Circular | 29

Named Executive Officers - Stock Options and Other Incentive Plans

The following table sets forth information with respect to the Options and RSUs held by the NEOs which were outstanding as of December 31, 2025:

	Option Based Awards				Share-Based Awards
Name and Position	Number of Securities Underlying Unexercised Option (#)	Option Exercise Price (US$)	Option Expiration Date	Value of Unexercised in-the- money Options (US$)(1)	Number of Common Shares or Units that have not vested (#)	Market Value or payout value of share-based Awards that have not vested (US$)(2)	Market value or payout value of vested share-based Awards not paid out or distributed (US$)
Tamir Poleg Chief Executive Officer and Director	1,070,578	0.19923	June 17, 2030	3,694,318	-	-	-
	200,000	1.013437	January 27, 2031	527,313	-	-	-
	4,000,000	1.54	August 2, 2032	8,440,000	-	-	-
					1,141,529	4,166,581
Ravi Jani Chief Financial Officer
	-	-	-	-	213,005	777,468	-

Pritesh Damani Chief Technology Officer	510,723	0.874391	January 8, 2031	1,417,567		-	-
	1,340,000	1.25	March 23, 2033	3,216,000		-	-
		-	-		1,423,991	5,197,567	-
Jenna Rozenblat Chief Operating Officer
	-	-	-	-	454,964	1,659,633	-
Sharran Srivatsaa Director and Former President	-	-	-	-	34,965	127,622	-
Michelle Ressler Former Chief Financial Officer (3)	-	-	-	-	-	-	-

____________
Notes:

(1) Calculated using the market price of the Common Shares on the NASDAQ on December 31, 2025 (the last trading day of the Company's fiscal year) of US$3.65 and subtracting the exercise price of in-the-money Options, including unvested Options. These Options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2) Calculated using the market price of the Common Shares on the NASDAQ on December 31, 2025 (the last trading day of the Company's fiscal year) of US$3.65.

(3) Ms. Ressler was CFO of the Company until April 2025. She did not own options or RSUs as of December 31, 2025.

Stock Option Plan, RSU Plan, Omnibus Incentive Plan and Amended and Restated Omnibus Incentive Plan

The Stock Option Plan, RSU Plan and Omnibus Incentive Plan comprised the Company's security-based incentive compensation plans prior to the adoption of the Amended and Restated Omnibus Incentive Plan. No more securities are granted under the Stock Option Plan, RSU Plan or Omnibus Incentive Plan, and no additional securities be granted under the Amended and Restated Omnibus Incentive Plan after June 1, 2025 given that the 2025 Stock Incentive Plan was adopted by Shareholders at the annual general and special meeting of Shareholders held on May 30, 2025; however, these security-based incentive compensation plans continue to govern the previously issued securities under such plans.

Employment Contracts and Termination; Change in Control Benefits

Tamir Poleg

On July 1, 2014, the Company appointed Tamir Poleg to serve as CEO. Mr. Poleg's agreement can be terminated at any time for cause without notice or payment in lieu of notice. In the event of termination without cause, Mr. Poleg is entitled to three (3) weeks written notice or payment in lieu thereof. In the event that there is a Change of Control of the Company, Mr. Poleg's employment will continue in the normal course and there are no modifying terms.

2026 Management Information Circular | 30

Ravi Jani

On April 24, 2025, the Company appointed Ravi Jani to serve as Chief Financial Officer. Mr. Jani's employment with the Company can be terminated at any time for cause without notice or payment in lieu of notice. In the event of termination without cause, Mr. Jani is entitled to fifteen (15) days written notice or payment in lieu thereof. In the event that there is a Change in Control of the Company, Mr. Jani's employment will continue in the normal course and there are no modifying terms.

Pritesh Damani

On January 11, 2021, the Company appointed Pritesh Damani to serve as Chief Technology Officer. Mr. Damani's employment with the Company can be terminated at any time for cause without notice or payment in lieu of notice. In the event of termination without cause, Mr. Damani is entitled to two (2) weeks written notice or payment in lieu thereof. In the event that there is a Change in Control of the Company, Mr. Damani's employment will continue in the normal course and there are no modifying terms.

Jenna Rozenblat

In January 2023, Jenna Rozenblat was hired as Executive Vice President of Operations of the Company and was promoted to Chief Operating Officer on August 10, 2023. Ms. Rozenblat's employment with the Company can be terminated at any time for cause without notice or payment in lieu of notice. In the event of termination without cause, Ms. Rozenblat is entitled to two (2) weeks written notice or payment in lieu thereof. In the event that there is a Change in Control of the Company, Ms. Rozenblat's employment will continue in the normal course and there are no modifying terms.

Sharran Srivatsaa

On December 12, 2022, the Company appointed Sharran Srivatsaa to serve as President of the Company. In March 2025, the Company announced that Mr. Srivatsaa would transition from his role as President of the Company to join the Company's Board of Directors. Mr. Srivatsaa stepped down as President in May 2025, and was elected to the Company's Board of Directors on May 30, 2025. The Company did not pay Mr. Srivatsaa any amounts for severance in connection with his ceasing to serve as President.

Michelle Ressler

On October 15, 2020, the Company appointed Michelle Ressler to serve as CFO. Ms. Ressler's employment with the Company terminated in April 2025. The Company did not pay Ms. Ressler any amounts for severance.

Except as disclosed herein, there were no other agreements or arrangements under which compensation was provided during the most recently completed financial year ended December 31, 2025 or is payable in respect of services provided to the Company or any of its subsidiaries that were performed by a director or NEO.

Change in Control Payments

There are no payments or the provision of other benefits that would have to be paid to any NEOs following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, Change in Control of the Company or a change in an NEO's responsibilities, subject to the Company providing standard advance written notice of termination or payment in lieu thereof. The outstanding RSUs and Options held by an NEO will be governed by the plan under which such RSUs and Options were granted following any termination (whether voluntary, involuntary or constructive), resignation, retirement, Change in Control of the Company or a change in an NEO's responsibilities. With respect to Mr. Jani, Mr. Damani, and Ms. Rozenblat, for RSUs granted under the 2025 Plan, as set forth in each of their RSU Award Agreements, in the event of a Change in Control and, within one year, an involuntary Termination or resignation for Good Reason (each as defined in the Plan), the executive would be entitled to acceleration of the vesting of RSUs that would otherwise have vested within one year of termination, and the remaining RSUs will be forfeited.

2026 Management Information Circular | 31

Under the 2025 Plan, "Change in Control" means: (i) a change in ownership or control of the Company effected through a transaction or series of transactions (other than an offering of Stock to the general public through a registration statement filed with the U.S. Securities and Exchange Commission or similar non-U.S. regulatory agency or pursuant to a Non-Control Transaction) whereby any "person" (as defined in Section 3(a)(9) of the Exchange Act) or any two or more persons deemed to be one "person" (as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act), other than the Company or any of its Affiliates, an employee benefit plan sponsored or maintained by the Company or any of its Affiliates (or its related trust), or any underwriter temporarily holding securities pursuant to an offering of such securities, directly or indirectly acquire "beneficial ownership" (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company possessing more than fifty percent (50%) of the total combined voting power of the Company's securities eligible to vote in the election of the Board (the "Company Voting Securities"); (ii) the date, within any consecutive twenty-four (24) month period commencing on or after the Effective Date, upon which individuals who constitute the Board as of the Effective Date (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual who becomes a director subsequent to the Effective Date whose election or nomination for election was approved by a vote of at least a majority of the directors then constituting the Incumbent Board (either by a specific vote or by approval of the proxy statement of the Company in which such individual is named as a nominee for director, without objection to such nomination) shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest (including, but not limited to, a consent solicitation) with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board; or (iii) the consummation of a merger, consolidation, share exchange, or similar form of corporate transaction involving the Company or any of its Affiliates that requires the approval of the Company's stockholders (whether for such transaction, the issuance of securities in the transaction or otherwise) (a "Reorganization"), unless immediately following such Reorganization (i) more than fifty percent (50%) of the total voting power of (A) the corporation resulting from such Reorganization (the "Surviving Company") or (B) if applicable, the ultimate parent corporation that has, directly or indirectly, beneficial ownership of one hundred percent (100%) of the voting securities of the Surviving Company (the "Parent Company"), is represented by Company Voting Securities that were outstanding immediately prior to such Reorganization (or, if applicable, is represented by shares into which such Company Voting Securities were converted pursuant to such Reorganization), and such voting power among the holders thereof is in substantially the same proportion as the voting power of such Company Voting Securities among holders thereof immediately prior to such Reorganization, (ii) no person, other than an employee benefit plan sponsored or maintained by the Surviving Company or the Parent Company (or its related trust), is or becomes the beneficial owner, directly or indirectly, of fifty percent (50%) or more of the total voting power of the outstanding voting securities eligible to elect directors of the Parent Company, or if there is no Parent Company, the Surviving Company, and (iii) at least a majority of the members of the board of directors of the Parent Company, or if there is no Parent Company, the Surviving Company, following the consummation of such Reorganization are members of the Incumbent Board at the time of the Board's approval of the execution of the initial agreement providing for such Reorganization (any Reorganization which satisfies all of the criteria specified in clauses (i), (ii), and (iii) above shall be a "Non-Control Transaction"); or (iv) the sale or disposition, in one or a series of related transactions, of all or substantially all of the assets of the Company to any "person" (as defined in Section 3(a)(9) of the Exchange Act) or to any two or more persons deemed to be one "person" (as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) other than the Company's Affiliates.

Notwithstanding the foregoing, (x) a Change in Control shall not be deemed to occur solely because any person acquires beneficial ownership of fifty percent (50%) or more of the Company Voting Securities as a result of an acquisition of Company Voting Securities by the Company that reduces the number of Company Voting Securities outstanding; provided that if after such acquisition by the Company such person becomes the beneficial owner of additional Company Voting Securities that increases the percentage of outstanding Company Voting Securities beneficially owned by such person, a Change in Control shall then be deemed to occur, (y) with respect to the payment of any amount that constitutes a deferral of compensation subject to Section 409A of the Code payable upon a Change in Control, a Change in Control shall not be deemed to have occurred, unless the Change in Control constitutes a change in the ownership or effective control of the Company or in the ownership of a substantial portion of the assets of the Company under Section 409A(a)(2)(A)(v) of the Code and (z) a Change in Control shall not be deemed to occur solely by reason of a transaction, the sole purpose of which is to effectuate the redomicile or redomestication of the Company, and which does not materially affect the operations or control of the Company.

Pension Disclosure

There are no pension plan benefits in place for the NEOs or the directors of the Company.

2026 Management Information Circular | 32

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth information with respect to the value of RSUs and Options granted pursuant to the Stock Option Plan, RSU Plan, Omnibus Incentive Plan and Amended and Restated Omnibus Incentive Plan to NEOs that vested during the year ended December 31, 2025:

Name & Principal Position	Option-based Awards - Value vested during Year (US$)(1)	Share-Based Awards - Value Vested During Year (US$)(2)	Non-Equity Incentive Plan Compensation (US$)
Tamir Poleg Director and Chief Executive Officer	3,137,175	1,644,546	Nil
Ravi Jani Chief Financial Officer	Nil	412,725	Nil
Pritesh Damani Chief Technology Officer	1,107,787	646,187	Nil
Jenna Rozenblat Chief Operating Officer	Nil	865,494	Nil
Sharran Srivatsaa Director and Former President	Nil	742,324	Nil
Michelle Ressler Former Chief Financial Officer	18,933	579,450	Nil

____________
Notes:

(1) Calculated using the closing market price of the Common Shares on the NASDAQ on the day the Options vested and subtracting the exercise price of in-the-money Options. The actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2) Calculated using the closing market price of the Common Shares on the NASDAQ on the day the RSUs vested multiplied by the number of RSUs that vested.

Director Compensation

During 2025, the Compensation Committee engaged Pearl Meyer to review the director compensation program. Pearl Meyer reviewed compensation programs of the Company's Peer Group to identify market levels and best practice design, and recommended changes designed to achieve market median positioning over time. After considering the recommendation of Pearl Meyer, the Compensation Committee and the Board approved a 2025 director compensation program, which became effective during the second quarter of the fiscal year and consists of the following types and levels of compensation for non-employee directors:

Type of Pay	Amount ($)(2)	Form
Annual Equity Grant (1)	150,000	Common Shares
Annual Retainer	40,000	Cash
Audit Committee Chair	20,000	Cash
Audit Committee Members	10,000	Cash
Compensation Committee Chair	15,000	Cash
Compensation Committee Members	7,500	Cash
Nominating and Corporate Governance Committee Chair	10,000	Cash
Nominating and Corporate Governance Committee Members	5,000	Cash
Lead Director	20,000	Cash

_____________
Notes:

(1) Share value of $150,000 is based on the volume weighted average price reported on the NASDAQ for the twenty (20) trading days prior to the grant date.

(2) The compensation program operates on a schedule beginning and ending on the annual general shareholder meeting date. The 2024 director compensation program, which was still effective for the first quarter of the 2025 calendar year, consisted of the following types and levels of compensation with respect to the cash portion for non-employee directors:

2026 Management Information Circular | 33

Type of Pay	Amount ($)
Annual Retainer	25,000
Audit Committee Chair	10,000
Audit Committee Members	5,000
Compensation Committee Chair	7,500
Compensation Committee Members	3,750
N&CG Committee Chair	5,000
N&CG Committee Members	2,500
Lead Director	12,500

Annual Equity Grant

At the time of each annual meeting, each non-management director receives a grant of our Common Shares. For 2025, the value of the equity grant was $150,000, and was valued at the time of grant using the volume weighted average price reported on the NASDAQ for the twenty (20) trading days prior to the grant date. As a result, each non-employee director was granted 34,965 RSUs on May 30, 2025. The RSUs have a vesting term of one year from the date of grant, and, upon vesting, each RSU will entitle the director to one Common Share. The RSUs may be forfeited prior to vesting in certain circumstances.

Retainer, Committee and Lead Director Fees Paid in Cash

The annual retainer fee, committee fees and lead director fee are paid in quarterly cash instalments. Non-management directors are also reimbursed for incidental expenses arising from their attendance at Board meetings, committee meetings and other Company events. Below are the cash fees received by the non-employee directors for fiscal 2025.

Name(1)	Cash Fees ($)
Vikki Bartholomae	49,375
Guy Gamzu	53,750
Larry Klane	78,438
Atul Malhotra Jr.(2)	-
Laurence Rose	51,563
Susanne Greenfield Sandler	45,000

____________
Notes:

(1) Mr. Srivatsaa joined the Board on May 30, 2025 and received director compensation for his period of service. The $20,000 in cash fees that Mr. Srivatsaa received is included in the Summary Compensation Table in this Circular.

(2) Atul Malhotra Jr. serves as the Investor Director Designee of Insight Partners in connection with the Investor Rights Agreement. Insight Venture Management, LLC, an affiliate of Insight Partners, received $45,000 in cash fees in connection with Mr. Malhotra's service on the Board.

Director Compensation

The following table sets forth all compensation to directors who were not NEOs for the year ended December 31, 2025:

Name (1)	Fees Earned (US$)	Share- Based Awards (US$)(2)	Option- Based Awards (US$)	Annual Incentive Plans (US$)	Pension Value (US$)	All Other Compensation (US$)	Total Compensation (US$)
Vikki Bartholomae	49,375	144,056	-	-	-	-	193,431
Guy Gamzu	53,750	144,056	-	-	-	-	197,806
Larry Klane	78,438	144,056	-	-	-	-	222,493
Atul Malhotra Jr.	-(3)	- (3)	-	-	-	-	-
Laurence Rose	51,563	144,056	-	-	-	-	195,618
Susanne Greenfield Sandler	45,000	144,056	-	-	-	-	189,056

____________
Note:

(1) Mr. Srivatsaa joined the Board on May 30, 2025 and received director compensation for his period of service. Mr. Srivatsaa was issued 34,965 RSUs for director compensation, which had a value of $144,056 based on the close price on the date of grant, and $20,000 in cash fees, for total compensation of $164,056.  The amount that Mr. Srivatsaa received for director compensation is included in the Summary Compensation Table.

2026 Management Information Circular | 34

(2) Calculated by multiplying the number of RSUs granted by the closing price on the Nasdaq on the date of grant, May 30, 2025 ($4.12).

(3) Atul Malhotra Jr. serves as the Investor Director Designee of Insight Partners in connection with the Investor Rights Agreement. Insight Venture Management, LLC, an affiliate of Insight Partners, was issued 34,965 RSUs for director compensation, which had a value of $144,056 based on the close price on the date of grant, and $45,000 in cash fees, for total compensation of $189,056. Mr. Malhotra is a Managing Director on the investment team at Insight Partners and disclaims beneficial ownership of the RSUs.

Director Compensation - Outstanding Options and Restricted Share Units

The following table sets forth information with respect to the Options and Restricted Share Units granted pursuant to Securities-Based Compensation Arrangements to the non-NEO directors that were outstanding as of December 31, 2025.

	Option-Based Awards				Share-Based Awards
Name (1)	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (US$)	Option Expiration Date	Value of unexercised in-the- money Options (US$)(2)	Number of Common Shares that have not vested (#)	Market Value or payout value of share- based Awards that have not vested (US$)(3)	Market value or payout value of vested share- based Awards not paid out or distributed (US$)
Vikki Bartholomae	100,000	1.013437	January 27, 2031	263,656	-	-	-
	-	-	-	-	34,965	127,622	-
Guy Gamzu	280,638	0.0765	April 18, 2028	1,002,860	-	-	-
	110,000	1.013437	January 27, 2031	290,022	-	-	-
	-	-	-	-	34,965	127,622	-
Larry Klane	280,638	0.0765	April 18, 2028	1,002,860	-	-	-
	110,000	1.013437	January 27, 2031	290,022	-	-
	-	-	-	-	34,965	127,622	-
Atul Malhotra Jr.(4)	-	-	-	-	- (3)	-	-
Laurence Rose	280,638	0.0765	April 18, 2028	1,002,860	-	-	-
	100,000	1.013437	January 27, 2031	263,656	-	-	-
	-	-	-	-	34,965	127,622	-
Susanne Greenfield Sandler	-	-	-	-	34,965	127,622	-

____________
Notes:

(1) The outstanding options and RSUs for Mr. Srivatsaa, former President of the Company, is set forth in the "Executive Officers - Stock Options and Other Incentive Plans" table.

(2) Calculated using the closing price of the Common Shares on the NASDAQ on December 31, 2025 (the last trading day of the Company's fiscal year) of US$3.65 and subtracting the exercise price of in-the-money Options. These Options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(3) Calculated using the closing price of the Common Shares on the NASDAQ on December 31, 2025 (the last trading day of the Company's fiscal year) of US$3.65.

(4) Atul Malhotra Jr. serves as the Investor Director Designee of Insight Partners in connection with the Investor Rights Agreement. Insight Venture Management, LLC, an affiliate of Insight Partners, was issued 34,965 RSUs for director compensation, which had a Market Value of $127,622 Calculated using the closing price of the Common Shares on the NASDAQ on December 31, 2025 (the last trading day of the Company's fiscal year) of US$3.65. Mr. Malhotra is a Managing Director on the investment team at Insight Partners and disclaims beneficial ownership of the RSUs.

2026 Management Information Circular | 35

Director Compensation - Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth information with respect to the value of RSUs granted pursuant to Securities-Based Compensation Arrangements to the non-management directors that vested during the year ended December 31, 2025:

Name	Option-based Awards - Value vested during Year (US$)	Share-Based Awards - Value Vested During Year (US$)(1)	Non-Equity Incentive Plan Compensation (US$)
Vikki Bartholomae	Nil	127,493	Nil
Guy Gamzu	Nil	127,493	Nil
Larry Klane	Nil	127,493	Nil
Atul Malhotra Jr.	Nil	Nil (2)	Nil
Laurence Rose	Nil	127,493	Nil
Susanne Greenfield Sandler	Nil	127,493	Nil

____________
Notes:

(1) Calculated using the closing price of the Common Shares on the NASDAQ on May 30, 2025 (US$4.12), the prior trading day from the vesting date (May 31, 2025), which was not a trading day.

(2) Atul Malhotra Jr. serves as the Investor Director Designee of Insight Partners in connection with the Investor Rights Agreement. Insight Venture Management, LLC, an affiliate of Insight Partners, had 30,945 RSUs vest during the year, which had a Market Value of $127,493 Calculated using the closing price of the Common Shares on May 30, 2025 (US$4.12), the prior trading day from the vesting date (May 31, 2025), which was not a trading day. Mr. Malhotra is a Managing Director on the investment team at Insight Partners and disclaims beneficial ownership of the RSUs.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth the securities of the Company that are authorized for issuance under the equity compensation plans as of December 31, 2025:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights ($US)	Number of securities remaining available for future issuance under equity compensation plans (1)
Equity compensation plans approved by securityholders	10,704,664 (2)	1.32	38,419,871
	27,391,948 (3)	N/A	-
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
	N/A	N/A	N/A
Total	38,096,612	1.32	38,419,871

____________
Notes:

(1) These figures are based on the total number of Common Shares authorized for issuance under the Securities-Based Compensation Arrangements, less the number of Options and RSUs outstanding as of the Company's year ended December 31, 2025.

(2) Options.

(3) Restricted Share Units.

OTHER COMPENSATION PRACTICES

Stock Ownership Guidelines

Our Board has adopted stock ownership guidelines that set minimum equity ownership requirements for our executive officers and directors. The guidelines are designed to align the interests of our executives and directors with the interests of stockholders and further promote our commitment to sound corporate governance. Under our stock ownership guidelines, each NEO and each director is expected to own, by a date not later than five years after being appointed to his or her position as an executive officer, or being elected as a director, shares of our common stock or RSUs with a value equal to a multiple of the executive's annual base salary or director's annual cash retainer. The multiple is six times base salary for our CEO, two times base salary for all other NEOs and five times the annual cash retainer for each director. A transition period has been established to provide a reasonable time for new covered persons to achieve the required minimum ownership levels. Upon the appointment of a new NEO or director, such person will be expected to reach full compliance with these requirements by the date that is five years after such appointment. If a covered person fails to achieve the required ownership during the five-year transition period, such person will be required to retain 50% of "net profit shares" until the targeted ownership level is attained.

2026 Management Information Circular | 36

As of April 2, 2026, all of our NEOs and directors had stock ownership levels above their respective ownership requirements.

Hedging and Pledging

The Company's Board members, executive officers and other Company employees may not hold the Company's securities in a margin account or otherwise pledge the Company's securities as collateral for a loan, except with the prior approval of the Board. The Company's Board members, executive officers and other Company employees may not engage in hedging transactions.

Executive Officer Recovery Policy

In 2022, the SEC adopted final rules implementing the incentive-based compensation recovery provision of the Dodd-Frank Act. In response, on August 8, 2023, the Board adopted the Clawback Policy. The Clawback Policy provides for our recovering incentive-based compensation erroneously received by current or former executive officers during the three completed fiscal years immediately preceding the year in which we are required to prepare an accounting restatement due to material noncompliance with financial reporting requirements. Erroneous payments must be recovered even if there was no misconduct or failure of oversight on the part of an individual executive officer. There are limited exceptions to our obligation to enforce the application of the Clawback Policy. Such exceptions are available where the Compensation Committee determines that recovery would be impractical and one or more of the following conditions is met: (i) the direct expense paid to a third party for assistance in enforcing the policy would exceed the amount to be recovered, and the Company has made a reasonable attempt to recover the erroneously awarded compensation, documented such reasonable attempt to recover, and provided that documentation to Nasdaq (ii) recovery would cause the Company to violate a law of Canada or a province of Canada that was adopted prior to November 28, 2022, and the Company obtains, and provides to Nasdaq, an opinion of Canadian counsel acceptable to Nasdaq that recovery would result in a violation of a law of Canada or a province of Canada, or (iii) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No directors or officers of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any one of them, is or was indebted, directly or indirectly, to the Company or its subsidiaries at any time since the beginning of the financial period ended December 31, 2025.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director or officer of the Company, nor any proposed nominee for election as a director of the Company, nor any other Insider of the Company, nor any associate or affiliate of any one of them, has or has had, at any time since the beginning of the financial period ended December 31, 2025, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or could reasonably be expected to materially affect the Company.

INTEREST OF DIRECTORS AND OFFICERS IN MATTERS TO BE ACTED UPON

Except as disclosed in this Management Information Circular, no director or senior officer of the Company, nor any proposed nominee for election as a director of the Company, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

ADDITIONAL INFORMATION

Additional information about the Company is located on SEDAR+ at www.sedarplus.com. Financial information is provided in the Company's financial statements and Management's Discussion and Analysis ("MD&A") for the financial year ended December 31, 2025, which were filed on SEDAR+.

Pursuant to NI 51-102, any person or company who wishes to receive financial statements from the Company may deliver a written request for such material to the Company or the Company's agent, together with a signed statement that the persons or company is the owner of securities of the Company. Shareholders who wish to receive interim financial statements are encouraged to send the enclosed mail card, together with the completed Instrument of Proxy, in the addressed envelope provided, to the Company's registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1. The Company will maintain a supplemental mailing list of persons or companies wishing to receive interim financial statements.

2026 Management Information Circular | 37

Shareholders may contact the Company to request copies of the financial statements and MD&A by writing to the Company's CFO, Ravi Jani, at the following address: The Real Brokerage Inc. 39899 Balentine Dr. Ste. 200, Newark, CA 94560.

2026 Management Information Circular | 38

THE REAL BROKERAGE INC.

SCHEDULE A
BOARD MANDATE

(see attached)

THE REAL BROKERAGE INC.

MANDATE OF THE BOARD OF DIRECTORS

I. GENERAL

1. Mandate

The board of directors (the "Board") of The Real Brokerage Inc. (the "Company") is responsible for the stewardship of the Company. The Board is elected by the shareholders of the Company to supervise the management of the business and affairs of the Company, with the goal of enhancing long-term shareholder value.

Specifically, the Board is charged with responsibility for:

(a) to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the organization;

(b) oversight of management over strategic planning and ensuring that strategic planning takes into consideration, among other things, the opportunities and risks of the business;

(c) working with management to identify the principal risks of the Company's business, and ensuring the implementation of appropriate systems to manage these risks;

(d) oversight of succession planning (including appointing, training and monitoring senior management);

(e) adopting a communication policy for the Company;

(f) oversight of the Company's internal control and management information systems; and

(g) developing the Company's approach to corporate governance.

2. Board Committees

To assist it in exercising its responsibilities, the Board has established three standing committees of the Board: an audit committee (the "Audit Committee"), a compensation committee (the "Compensation Committee") and a nominating and corporate governance committee (the "N&CG Committee"). Each committee will be composed entirely of independent directors. The Board may establish other standing committees, from time to time.

Each committee will have a written charter. At a minimum, each charter will clearly establish the committee's purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members and subcommittees), and manner of reporting to the Board. Each charter will be reviewed by the Board on at least an annual basis.

The Board is responsible for appointing directors to each of its committees, in accordance with the written charter for each committee.

3. Expectations and Responsibilities of Directors

The Board expects that each director will, among other things:

(a) act honestly, in good faith and with a view to the best interests of the Company;

(b) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

(c) commit the time and energy necessary to properly carry out such director's duties;

(d) attend all regularly scheduled Board and committee meetings, as applicable; and

(e) review in advance all meeting materials and otherwise adequately prepare for all regularly scheduled Board and committee meetings, as applicable.

4. The Board's Expectations of Management

The Board expects that management will, among other things:

(a) review continuously the Company's strategies and their implementation in light of evolving conditions;

(b) present a comprehensive annual operating plan and budget and report regularly on the Company's performance and results relative to that plan and budget;

(c) report regularly on the Company's business and affairs, with a focus on matters of material consequence for the Company;

(d) implement systems to identify and manage the principal risks of the Company's business;

(e) implement and maintain appropriate systems of internal control; and

(f) implement and maintain appropriate disclosure controls and procedure.

In addition, the Board expects that the Chief Executive Officer ("CEO") and the other executive officers of the Company will conduct themselves with integrity and that the CEO and other executive officers will create a culture of integrity throughout the Company.

5. Decisions Requiring Prior Approval of the Board

The Board is responsible for pre-approving material transactions, including those involving mergers, acquisitions and major investments or divestitures of or by the Company.

II. PROCEDURAL MATTERS

1. Composition

The Board will be composed of a majority of "independent" directors, as defined under National Instrument 58-101 - Disclosure of Corporate Governance Practices and Nasdaq Listing Rule 5605(a)(2) and that the Board members on the Audit Committee meet the criteria for independence set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended (subject to the exemptions provided for therein).

The Board will consist of directors who represent a diversity of personal experience and background, particularly among the independent directors. At a minimum, each director will have demonstrated personal and professional integrity, achievement in his or her field, experience and expertise relevant to the Company's business, a reputation for sound and mature business judgment, the commitment to devote the necessary time and effort in order to conduct such directors duties effectively and, if required, financial literacy.

The composition of the Board will balance the following goals:

(a) the size of the Board will facilitate substantive discussions of the whole Board in which each director can participate meaningfully; and

(b) the composition of the Board will encompass a broad range of skills, expertise, industry knowledge, diversity of opinion and contacts relevant to the Company's business.

2. Director Qualifications

In addition to the qualifications specified for directors in the Business Corporations Act (British Columbia), directors of the Company will be subject to the following requirements:

(a) members of the Audit Committee will be financially literate as defined in National Instrument 52-110 - Audit Committees;

(b) at least one member of the Audit Committee will be financially sophisticated as required by Nasdaq Listing Rule 5605(c)(2)(A); and

(c) following a change in principal occupation, place of residence, or a similar change in credentials, directors are expected to report that change to the N&CG Committee for consideration.

3. Board Structure and Operations

(a) Chair

The Board will appoint an independent director to act as Chair of the Board. If the Board determines that this is not appropriate in the circumstances and instead appoints a non-independent director to act as Chair of the Board, the Board will also appoint an independent director to act as Lead Director. Either an independent Chair of the Board or an independent Lead Director will act as the effective leader of the Board and ensure that the Board's agenda will enable it to successfully carry out its duties. The Chair of the Board and the Lead Director, as applicable, may be removed at any time at the discretion of the Board.

The designation of the Chair of the Board and the Lead Director, if applicable, will take place annually.

If, in any year, the Board does not appoint a Chair or Lead Director, if applicable, the incumbent Chair and Lead Director, if applicable, will each continue in office until a successor is appointed.

If the Chair of the Board or Lead Director, if applicable, is absent from any meeting, the Board will select one of the other members of the Board to preside at that meeting.

(b) Meetings

The Chair of the Board, or, if the Chair of the Board is not independent, then the independent Lead Director, will be responsible for developing and setting, in consultation with other members of the Board and senior management, the agenda for Board meetings, and determining the time, place and frequency of Board meetings.

The independent directors will have regularly scheduled meetings at which only independent directors are present ("executive sessions"), at least twice a year, and perhaps more frequently, in conjunction with regularly scheduled Board meetings.

(c) Notice

Notice of the time and place of every meeting will be given in writing to each member of the Board and the CEO at least 48 hours before the time fixed for that meeting.

(d) Quorum

A majority of the members of the Board will constitute a quorum. No business may be transacted by the Board except at a meeting of its members at which a quorum of the Board is present in person or by means of such telephonic, electronic or other communications facilities that permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously.

(e) Attendees

The Board may invite any of the officers and employees of the Company and any advisors as it sees fit to attend a meeting of the Board and assist in the discussion and consideration of matters relating to the Board.

(f) In Camera Sessions

The independent directors will hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.

(g) Records

Minutes of meetings of the Board will be recorded and maintained by the Secretary or the Assistant Secretary of the Company and will be subsequently presented to the Board for review and approval.

(h) Liaison

The CEO will act as management liaison with the Board.

4. Board Mandate Review

The Board will review and assess the adequacy of this Mandate on an annual basis, taking into account all legislative and regulatory requirements applicable to the Board, as well as any best practice guidelines recommended by securities regulatory authorities or the Nasdaq Stock Market.

III. RESPONSIBILITIES

1. Supervising Management of the Company

The Board is responsible for, in addition to its responsibilities set out in the articles of the Company:

(a) appointing officers, specifying their duties and delegating to them the power to manage the day-to-day business and affairs of the Company;

(b) reviewing the officers' performance and effectiveness; and

(c) acting in a supervisory role.

In addition, the Board is responsible for, to the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the Company.

2. Risk Management

Management is responsible for the identification of the principal risks of the Company's business, and ensuring the implementation of appropriate systems to manage these risks.

The Board is responsible for overseeing the identification and management of the principal risks of the Company's businesses. Among other things, the Board will review the Company's risk management policies and procedures. The Board may delegate to the Audit Committee responsibility for reviewing reports from the internal audit function and reviewing the Company's internal controls and risk management policies and procedures related to the finance and accounting aspects of the business.

3. Succession Planning

Management is responsible for succession planning (including appointing, training and monitoring senior management).

The Board is responsible for overseeing succession planning matters for officers and senior management, including the appointment, training and monitoring of those persons, and to assist it with certain of these responsibilities, the Board has established the Compensation Committee. The Board is also responsible for:

(a) generally ensuring depth in senior management;

(b) reviewing candidates for senior management positions;

(c) considering periodically the organizational structure of the Company; and

(d) considering periodically other succession planning matters.

4. Communications Policy

Management is responsible for adopting a communications policy for the Company. The Board is responsible for reviewing and approving the communications policy (the "Corporate Disclosure Policy") that ensures that the Company communicates effectively with its shareholders, other stakeholders, and the public in general.

The Corporate Disclosure Policy will:

(a) contain measures for the Company to comply with its continuous and timely disclosure requirements and to avoid selective disclosure;

(b) address how the Company interacts with analysts, investors, other key stakeholders and the public; and

(c) address who reviews and approves major Company announcements.

The Company will maintain an investor relations group contact with the responsibility of maintaining communications with the investing public in accordance with the Corporate Disclosure Policy.

The Board will periodically review the Corporate Disclosure Policy.

5. Internal Controls

Management is responsible for the Company's internal control and management information systems.

The Board is responsible for overseeing and ensuring the integrity of the Company's internal control and management information systems. The Board may delegate its responsibilities relating to the Company's internal control and management information systems to the Audit Committee.

6. Corporate Governance

The Board is responsible for developing the Company's approach to corporate governance. The Board will monitor the effectiveness of the system of corporate governance at the Company, including the information requirements of the Board, the frequency and content of meetings and the need for any special meetings, communication processes between the Board and management, the charters of the Board and its committees and policies governing the size and composition of the Board.

The Board may delegate its responsibilities relating to corporate governance to the N&CG Committee.

7. Measures for Receiving Feedback from Security Holders

The Board will oversee procedures to ensure that the Company, through management, provides timely information to current and potential security holders and responds to their inquiries. The purpose of these procedures will be to ensure that every security holder inquiry receives a prompt response from an appropriate Company spokesperson in accordance with the Company's Corporate Disclosure Policy. The Board (or a Board committee) will ensure that designated persons under the Corporate Disclosure Policy are available to meet regularly with financial analysts and institutional investors.

8. Position Descriptions

The Board is responsible for:

(a) developing clear position descriptions for the Chair of the Board, the Lead Director, if applicable, and the chair of each Board committee;

(b) together with the CEO, developing a clear position description for the CEO, which includes delineating management's responsibilities; and

(c) developing or approving the corporate goals and objectives that the CEO is responsible for meeting.

9. Orientation and Continuing Education

The Board is responsible for:

(a) ensuring that all new directors receive a comprehensive orientation, so that they fully understand:

(i) the role of the Board and its committees, as well as the contribution individual directors are expected to make (including, in particular, the commitment of time and energy that the Company expects from its directors); and

(ii) the nature and operation of the Company's business; and

(b) providing continuing education opportunities for all directors, so that they may:

(i) maintain or enhance their skills and abilities as directors; and

(ii) ensure that their knowledge and understanding of the Company's business remains current.

10. Code of Business Conduct and Ethics

The Board is responsible for adopting a written code of business conduct and ethics (the "Code"), applicable to directors, officers and employees of the Company. The Code will constitute written standards that are reasonably designed to promote integrity and deter wrongdoing and will address the following issues:

(a) conflicts of interest, including transactions and agreements in respect of which a director or executive officer has a material interest;

(b) protection and proper use of corporate assets and opportunities;

(c) confidentiality of corporate information;

(d) fair dealing with the Company's security holders, customers, suppliers, competitors and employees;

(e) compliance with laws, rules and regulations; and

(f) reporting of any illegal or unethical behaviour.

The Board is responsible for monitoring compliance with the Code. Any waivers from the Code that are granted for the benefit of the Company's directors or executive officers will be granted by the Board (or a Board committee) only.

11. Nomination of Directors

The Board is responsible for nominating or appointing individuals as directors and, to assist it with this responsibility, the Board has established the N&CG Committee.

Before nominating or appointing individuals as directors, the Board will:

(a) consider what competencies and skills the Board, as a whole, should possess;

(b) assess what competencies and skills each existing director possesses (including the personality and other qualities of each director);

(c) consider the appropriate size of the Board, with a view to facilitating effective decision-making; and

(d) consider the advice and input of the N&CG Committee.

12. Compensation Matters

The Board is responsible for overseeing compensation matters (including compensation of officers and other senior management personnel, approving the Company's annual compensation budget) and, to assist it with these responsibilities, the Board has established the Compensation Committee.

More specifically, the Board is responsible for approving:

(a) the CEO's compensation level, after consideration of the evaluation conducted by and the recommendations of the Compensation Committee; and

(b) non-CEO officer and director compensation, incentive-compensation plans and equity-based plans, after consideration of the recommendations of the Compensation Committee.

13. Regular Board Assessments

The Board is responsible for regularly and at least annually assessing its own effectiveness and contribution, as well as the effectiveness and contribution of each Board committee. Those assessments will consider:

(a) in the case of the Board, this Mandate;

(b) in the case of a Board committee, the committee's charter; and

(c) in the case of an individual director, the applicable position description(s), as well as the competencies and skills each individual director is expected to bring to the Board.

The Board will consider attendance at Board and committee meetings when making those assessments.

14. Outside Advisors

The Board is responsible for overseeing a process which enables the Board, any Committee of the Board, or individual directors, to engage an external advisor at the expense of the Company in appropriate circumstances. The engagement of the external advisor will be subject to the approval of the Board (or a Board committee).

Approved by the Board of Directors on October 28, 2025